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As filed with the Securities and Exchange Commission on January 24, 2017

REGISTRATION NO. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

LIBERTY MEDIA CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	12300 Liberty Boulevard Englewood, Colorado 80112 (720) 875-5400 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)	37-1699499 (I.R.S. Employer Identification No.)

Copy To:

Richard N. Baer, Esq.
Chief Legal Officer
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5700
(Name, address, including zip code, and telephone
number, including area code, of agent for service)	Renee L. Wilm, Esq. Courtney S. York, Esq. Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112-4498 (212) 408-2500

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date hereof.

         If the only securities being registered on this Form are being offered pursuant to dividend reinvestment plans, please check the following box:    ☐

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☒

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.    ☐

         If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box:    ☒

         If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box:    ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)

Series C Liberty Formula One common stock, par value $0.01 per share	2,547,788	$28.11	$71,618,320.68	$8,301

(1)
Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average high and low sale price of the registrant's Series C Liberty Formula One common stock, par value $0.01 per share ("FWONK"), as reported on the Nasdaq Global Select Market on January 20, 2017. The proposed maximum offering price per share of FWONK will be determined from time to time by the selling stockholders in connection with, and at the time of, the sale by such selling stockholder of the shares of FWONK registered hereunder.

PROSPECTUS

LIBERTY MEDIA CORPORATION

2,547,788 Shares
of
Series C Liberty Formula One Common Stock Offered by the Selling Stockholders

        This prospectus relates to the offer and resale of up to 2,547,788 shares of Liberty Formula One Corporation ("Liberty Media") Series C Liberty Formula One common stock, par value $0.01 per share ("FWONK"), which may be sold from time to time by the selling stockholders named under the heading "Selling Stockholders" herein (each, a "Selling Stockholder").

        The Selling Stockholders may offer and sell the shares of FWONK offered hereby at fixed prices, at prevailing market prices at the time of sale or at prices negotiated with purchasers, to or through underwriters, broker-dealers or agents or through any of the other means described in this prospectus under the caption "Plan of Distribution." The Selling Stockholders will bear all discounts, concessions or commissions attributable to the sale or disposition of their shares of FWONK offered hereby.

        This prospectus describes the general manner in which the shares of FWONK may be offered and resold by the Selling Stockholders. We will provide supplements to this prospectus describing the specific manner in which the shares of FWONK may be offered and sold to the extent required by law.

        We will not receive any of the proceeds from the sale of shares of FWONK by the Selling Stockholders. See "Plan of Distribution." We are, however, responsible for expenses incident to the registration under the Securities Act of 1933, as amended (the "Securities Act"), of the offer and sale of the shares of FWONK by the Selling Stockholders.

        Shares of FWONK are currently listed on The Nasdaq Global Select Market ("Nasdaq") under the symbol "LMCK," although we expect shares of FWONK to trade under the symbol "FWONK" beginning January 25, 2017. On January 23, 2017, the last sale price of shares of FWONK as reported on Nasdaq was $28.89 per share.

        Investing in our securities involves risks. You should carefully consider the matters described under the caption "Risk Factors" beginning on page 15 of this prospectus.

        Our principal executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112. Our main telephone number is (720) 875-5400, and our company website is located at www.libertymedia.com. The information contained on our website is not a part of this prospectus.

        Neither the Securities and Exchange Commission (the "Commission") nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 24, 2017.

        You should rely only on the information we have provided or incorporated by reference in this prospectus and any prospectus supplement. Neither we nor the Selling Stockholders have authorized any person to provide you with additional or different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the cover page of this prospectus or such prospectus supplement or that any information we have incorporated by reference is accurate as of any date other than the date of the documents incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement on Form S-3 that we have filed with the Commission using a "shelf" registration process. Under this shelf registration process, the Selling Stockholders may sell, in one or more offerings from time to time, up to an aggregate of 2,547,788 shares of FWONK as described in this prospectus. This prospectus provides you with a general description of us and the securities offered under this prospectus.

        We will not receive any proceeds from the sale of shares of FWONK by the Selling Stockholders. The Selling Stockholders may sell their shares of FWONK through any means described below under the heading "Plan of Distribution."

        At the time that any particular offering of shares of FWONK is made, to the extent required by the Securities Act, the Selling Stockholders will provide a prospectus supplement that will contain specific information about the terms of that offering. A prospectus supplement may add to, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read carefully this prospectus, any prospectus supplement and any documents we incorporate by reference into this prospectus which are described under the heading "Where to Find More Information" before you make an investment decision.

        The shares of FWONK offered under this prospectus by the Selling Stockholders were issued to the Selling Stockholders by us at the completion of the Formula 1 Acquisition (as defined herein), as further described in this prospectus under the heading "Selling Stockholders."

THE COMPANY

        The following summary highlights selected information included or incorporated by reference in this prospectus to help you understand our Company and shares of FWONK. For a more complete understanding of our Company and shares of FWONK, we encourage you to read this entire document and the information incorporated by reference herein, including the financial statements of the Company and the notes thereto. All references to the "Company," "Liberty Media," "we," "our" and "us" and words of similar effect refer to Liberty Media Corporation, and, unless the context otherwise requires, its consolidated subsidiaries.

Our Capital Structure

        Under our current amended and restated certificate of incorporation (our "current charter"), our common stock is comprised of three tracking stocks, with each tracking stock divided into three series. Our tracking stocks, which are designated the Liberty SiriusXM common stock, the Liberty Braves common stock and the Liberty Formula One common stock, are intended to track and reflect the separate economic performance of the businesses, assets and liabilities attributed to the SiriusXM Group, the Braves Group and the Formula One Group, respectively. While each group has a separate collection of businesses, assets and liabilities attributed to it, none of these groups is a separate legal entity and therefore cannot own assets, issue securities or enter into legally binding agreements. Hence, holders of our Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock have no direct claim to the relevant group's assets, and are not represented by a separate board of directors. Instead, holders of those stocks are stockholders of Liberty Media Corporation, with a single board of directors and subject to all of the risks and liabilities of Liberty Media as a whole.

        At a special meeting of stockholders of the Company held on January 17, 2017, our stockholders approved the adoption of an amendment and restatement of our then-existing charter (1) to change the name of the "Media Group" to the "Formula One Group," (2) to change the name of the "Liberty Media common stock" to the "Liberty Formula One common stock," (3) to reclassify each share of each series of our existing Liberty Media common stock into one share of the corresponding series of Liberty Formula One Common Stock solely to effect the name change and (4) to make certain conforming changes (the "group name change"). The current charter was filed with the Secretary of State of the State of Delaware on January 24, 2017, and gave effect to the group name change.

        The Liberty SiriusXM common stock tracks and reflects the separate economic performance of the businesses, assets and liabilities attributed to the SiriusXM Group, which includes, among other things, Liberty Media's approximate 65.5% interest in Sirius XM. The Liberty Braves common stock tracks and reflects the separate economic performance of the businesses, assets and liabilities attributed to the Braves Group, which includes, among other things, Liberty Media's wholly owned subsidiary Braves Holdings, which indirectly owns the Atlanta Braves Major League Baseball club. The Liberty Formula One common stock, which includes FWONK, tracks and reflects the separate economic performance of the businesses, assets and liabilities attributed to the Formula One Group, which includes the remainder of Liberty Media's businesses, assets and liabilities not attributed to the SiriusXM Group or the Braves Group, including, among other things, Liberty Media's approximate 34.3% interest in Live Nation, Liberty Media's consolidated subsidiary, Formula 1 (as discussed herein), and 15.5% inter-group interest in the Braves Group.

Our Business

        We own controlling and non-controlling interests in a broad range of media, communications and entertainment companies. Through our subsidiaries and affiliates, we principally operate in North America. Our principal businesses and assets include our consolidated subsidiaries SIRIUS XM

Holdings Inc. ("Sirius XM"), Braves Holdings, LLC ("Braves Holdings") and Delta Topco Limited, the parent company of Formula 1 ("Delta Topco"). In addition to the foregoing businesses, we hold ownership interests in Live Nation Entertainment, Inc. ("Live Nation") and, through Sirius XM, SIRIUS XM Canada, and we maintain investments in "available for sale" securities and related financial instruments in public companies such as Time Warner, Inc. ("Time Warner") and Viacom, Inc. ("Viacom"). Our business strategy and that of our subsidiaries and business affiliates includes selective acquisitions or other strategic initiatives focused on business expansion.

        Sirius XM.    Sirius XM provides a subscription based satellite radio service. Sirius XM transmits music, sports, entertainment, comedy, talk, news, traffic and weather channels as well as infotainment services in the United States on a subscription fee basis through its two proprietary satellite radio systems—the Sirius system and the XM system. Subscribers can also receive their music and other channels, plus features such as SiriusXM On Demand and MySXM, over Sirius XM's Internet radio service, including through applications for mobile devices. Sirius XM is also a leader in providing connected vehicle services. Sirius XM's connected vehicle services are designed to enhance the safety, security and driving experience for vehicle operators while providing marketing and operational benefits to automakers and their dealers. Sirius XM has agreements with every major automaker to offer satellite radios in their vehicles from which Sirius XM acquires the majority of its subscribers. It also acquires subscribers through marketing to owners and lessees of vehicles that include factory-installed satellite radios that are not currently subscribing to Sirius XM services. Additionally, Sirius XM distributes its radios through retailers online and at locations nationwide and through its website. Satellite radio services are also offered to customers of certain daily rental car companies.

        Our consolidated subsidiary Sirius XM is attributed to our SiriusXM Group.

        Braves Holdings.    Braves Holdings is our wholly owned subsidiary that indirectly owns and operates the Atlanta Braves Major League Baseball club (the "Braves") and five minor league baseball clubs (the Gwinnett Braves, the Mississippi Braves, the Rome Braves, the Danville Braves and the GCL Braves). Braves Holdings also operates a baseball academy in the Dominican Republic and leases a baseball facility from a third party in connection with its academy. Effective for the 2017 season, the Braves are expected to relocate from Turner Stadium, their home since 1997, into a new ballpark located in Cobb County, a suburb of Atlanta. The new ballpark will be leased from Cobb County and Cobb-Marietta Coliseum and Exhibit Hall Authority and will offer a range of activities and eateries for fans. Braves Holdings is participating in the construction of the new stadium and an adjacent mixed-use development project, which we refer to as the Development Project.

        Our wholly owned subsidiary Braves Holdings is attributed to our Braves Group.

        Formula 1.    As discussed further below under "—Description of the Formula 1 Acquisition," we recently acquired 100% of the fully diluted equity interests of Delta Topco, the parent company of the group of companies that exploit exclusive commercial rights pertaining to the FIA Formula One World Championship® (the "World Championship") (such companies, together with Delta Topco, "Formula 1"), other than a nominal number of equity securities held by the Teams (as defined below). The World Championship is an annual, approximately nine-month long, motor race-based competition in which teams (the "Teams") compete for the Constructors' Championship and drivers compete for the Drivers' Championship. The World Championship is a global series with a varying number of events ("Events") taking place in different countries around the world each season. During 2016, 21 Events took place in 21 countries across Europe, Asia-Pacific, the Middle East and North and South America. Formula 1 is followed by hundreds of millions of television viewers in over 200 territories, and Formula 1's largest Events have hosted live audiences in excess of 300,000 on race weekends, such as the British Grand Prix at the Silverstone circuit and the Mexican Grand Prix at the Autódromo Hermanos Rodríguez.

        For additional information about Formula 1, please see "The Company—Description of the Business of Formula 1."

        Our consolidated subsidiary Delta Topco is attributed to our Formula One Group.

        Live Nation.    We beneficially owned approximately 34% of the issued and outstanding shares of Live Nation common stock as of November 1, 2016. Live Nation is considered the world's largest live entertainment company and seeks to innovate and enhance the live entertainment experience for artists and fans before, during and after the show. Live Nation has four business segments: concerts; sponsorship and advertising; ticketing and artist nation.

        Our equity affiliate Live Nation is attributed to our Formula One Group.

        Time Warner.    As of October 25, 2016, we beneficially owned 4,252,831 shares of Time Warner common stock, representing less than 1% of the outstanding common stock of Time Warner. Of the shares we beneficially own, 464,323 have been pledged as collateral to secure obligations of certain subsidiaries of Braves Holdings pursuant to credit facilities entered into by those subsidiaries to fund certain costs of the Development Project.

        Our shares of Time Warner common stock are attributed to our Formula One Group.

Corporate Information

        Our principal executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112. Our main telephone number is (720) 875-5400.

Description of the Formula 1 Acquisition

        The following describes certain material terms of, and documents and agreements related to, the Formula 1 Acquisition (as defined below). This summary is not complete and it is qualified in its entirety by reference to the Second SPA, which is filed as Annex A to the Company's proxy statement on Schedule 14A filed on December 9, 2016, and the other documents and agreements that are incorporated herein by reference.

        On September 7, 2016, Liberty Media entered into two definitive stock purchase agreements relating to the purchase by our indirect wholly owned subsidiary, Liberty GR Cayman Acquisition Company, a company registered in the Cayman Islands (the "Buyer"), of 100% of the fully diluted equity interests of Delta Topco, the parent company of the group of companies that exploit commercial rights pertaining to the FIA Formula One World Championship, other than a nominal number of equity securities held by the Teams (as defined below) (the "Formula 1 Acquisition"). For the purposes of this prospectus, references to "F1 Shares" include outstanding ordinary shares in Delta Topco, and references to "F1 Loan Notes" include the 10% unsecured loan notes due November 24, 2060, issued by Delta Topco pursuant to an unsecured loan note instrument dated November 24, 2006, as amended and restated from time to time.

        On September 7, 2016, Liberty Media, the Buyer, Formula 1 and certain selling shareholders of Formula 1 (the "Initial Sellers") entered into the first stock purchase agreement (the "First SPA"), pursuant to which the Buyer purchased 18.7% of the fully diluted F1 Shares and F1 Loan Notes from the Initial Sellers for an aggregate purchase price of approximately $746 million (the F1 Shares and the F1 Loan Notes purchased pursuant to the First SPA hereinafter referred to as the "initial securities"). The transactions contemplated by the First SPA were consummated on September 7, 2016, immediately following its execution and delivery (the "First Closing").

        Pursuant to the First SPA, on October 27, 2016, the Buyer purchased additional F1 Shares and F1 Loan Notes (the "additional securities") from certain of the Initial Sellers to increase its ownership percentage in Formula 1 to approximately 19.1% of the fully diluted F1 Shares and F1 Loan Notes outstanding on the closing of the purchase of the additional securities (the "Additional Closing"). The aggregate purchase price paid at the Additional Closing was approximately $13 million.

        Also on September 7, 2016, Liberty Media, the Buyer, Formula 1 and the Initial Sellers entered into the second stock purchase agreement (the "Second SPA"). Pursuant to the Second SPA, the other shareholders of Formula 1 (the "Other Sellers," and together with the Initial Sellers, the "Formula 1 Selling Shareholders") (i) entered into a deed of adherence to the Second SPA before the closing of the Second SPA (the "Second Closing") or (ii) became bound by the terms of the Second SPA pursuant to a drag along notice issued by Formula 1 pursuant to Formula 1's Articles of Association. Pursuant to the Second SPA:

  •
  the purchase and sale of the initial securities and the additional securities consummated pursuant to the First SPA was unwound in full immediately prior to the Second Closing;

  •
  the amount of cash paid to the Initial Sellers at the First Closing and the Additional Closing was credited against the amount of cash payable at the Second Closing;

  •
  immediately following the unwind of the First Closing and the Additional Closing, and prior to the Second Closing, a substantial portion of the issued and outstanding F1 Loan Notes were converted into additional F1 Shares and the remaining portion of the issued and outstanding F1 Loan Notes became Exchangeable Notes issued by Delta Topco in an aggregate principal amount of approximately $351 million through an amendment and restatement to the existing loan note instrument constituting the F1 Loan Notes; and

  •
  the Buyer acquired from the Formula 1 Selling Shareholders 100% of the fully diluted F1 Shares (other than a nominal number of equity securities held by the Teams).

        Pursuant to the Second SPA, following the request of a nominee appointed by the Formula 1 Selling Shareholders (the "Sellers' Representative"), on December 13, 2016, Liberty Media entered into investment agreements (the "Investment Agreements") with certain third party investors pursuant to which such third party investors agreed to purchase approximately 62 million shares of FWONK at a price of $25.00 per share, for an aggregate purchase price of $1.55 billion. The Investment Agreements were consummated concurrently with the Second Closing. The net proceeds received under the Investment Agreements were used to fund a portion of the cash consideration payable to the Formula 1 Selling Shareholders at the Second Closing, and increased such cash consideration by an amount equal to the proceeds received by Liberty Media pursuant to the Investment Agreements (less selling expenses) and decreased the number of shares of FWONK otherwise issuable to the Formula 1 Selling Shareholders by the number of shares of FWONK actually sold pursuant to the Investment Agreements. Liberty Media did not retain any proceeds from the sale of shares of FWONK to the Third Party Investors pursuant to the Investment Agreements.

        On January 19, 2017, we entered into a side letter with the Sellers' Representative under the Second SPA, pursuant to which we purchased approximately 19 million shares of Series C Liberty Formula One common stock at the $21.26 reference price at the closing of the Formula 1 Acquisition, thereby increasing the cash consideration payable to the Formula 1 Selling Shareholders by $400 million. A portion of the net proceeds from Liberty Media's private offering of $450,000,000 aggregate principal amount of its 1.0% cash convertible senior notes due 2023, which closed on January 23, 2017, was used to fund the increase in the cash consideration to the Formula 1 Selling Shareholders. These shares of Series C Liberty Formula One common stock are reserved by Liberty Media in treasury for possible issuance to the Teams and any such sales of Series C Liberty Formula One common stock will be at a purchase price of $21.26 per share. To the extent such shares are not issued to the Teams within six months following the closing of the Formula 1 Acquisition, the shares will be retired. The aggregate number of shares of Series C Liberty Formula One common stock issued at the closing of the Formula 1 Acquisition did not change as a result of this transaction. Only the allocation of the approximately 137 million shares of Series C Liberty Formula One common stock changed as follows: approximately 56 million to the Formula 1 Selling Shareholders, approximately 62 million to the third party investors and approximately 19 million into treasury.

        The Second Closing was completed on January 23, 2017. The aggregate purchase price paid to the Formula 1 Selling Shareholders under the Second SPA was approximately $4.4 billion (calculated at the time of transaction announcement, assuming a valuation for the shares of FWONK of $21.26), consisting of:

  •
  $3.05 billion in cash (including the cash paid to the Initial Sellers at the First Closing and the Additional Closing);

  •
  approximately $351 million in principal amount of the Exchangeable Notes (which consists of outstanding F1 Loan Notes to be converted upon the Second Closing); and

  •
  approximately 56 million newly issued shares of FWONK.

Description of the Business of Formula 1

Business

        Formula 1 holds exclusive commercial rights with respect to the World Championship, an annual, approximately nine-month long, motor race-based competition in which teams compete for the Constructors' Championship and drivers compete for the Drivers' Championship. The World Championship is a global series with a varying number of Events taking place in different countries around the world each season. For 2016, 21 Events took place in 21 countries across Europe, Asia-Pacific, the Middle East and North and South America. In 2015, the World Championship was followed by hundreds of millions of television viewers in over 200 territories, and Formula 1's largest Events have hosted live audiences in excess of 300,000 on race weekends, such as the British Grand Prix at the Silverstone circuit and the Mexican Grand Prix at the Autodromo Hermanos Rodriguez.

        The World Championship has been held every year since 1950 and has featured many iconic drivers, Teams and Events over the last 66 years. Over this period, Formula 1 has become one of the world's most widely watched annual global sporting competitions.

        Formula 1 is responsible for the commercial exploitation and development of the World Championship as well as various aspects of its management and administration, in the course of which it coordinates and transacts with the Fédération Internationale de l'Automobile ("FIA"), the governing body for world motor sport, the Teams, the race promoters that stage Events, various media organizations worldwide as well as advertisers and sponsors. Formula 1 also controls activities related to critical components of the World Championship, including filming Events, production of the international television feed and transport of its and the Teams' equipment, ensuring high quality and reducing delivery risk around the World Championship. Control over filming and the international television feed is important because it ensures the high quality of Formula 1's live feed and other programming, which underpins the appeal of the World Championship to broadcasters, advertisers and sponsors.

        Formula 1 also generates revenues from a variety of other sources, including the operation of the Formula 1 Paddock Club (the "Paddock Club") hospitality program at most Events, freight, logistical and travel related services for the Teams and other third parties, the GP2 and GP3 race series, which run principally as support races during Event weekends, television production and post-production and other licensing of the commercial rights associated with Formula 1, for example in connection with video games.

Strategy

        Formula 1's goal is to further broaden and increase the global scale and appeal of the World Championship in order to improve the overall value of Formula 1 as a sport and its financial performance. Key factors of this strategy include:

  •
  continuing to seek and identify opportunities to expand and develop the Event calendar and bring Events to attractive and/or strategically important new markets outside of Europe, which typically have higher race promotion fees, while continuing to build on the foundation of the sport in Europe;

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  developing advertising and sponsorship revenue, including increasing sales of Event-based packages and under the Global Partner program, and exploring opportunities in underexploited product categories;

  •
  capturing opportunities created by media's evolution, including the growth of social media and the development of Formula 1's digital media assets; and

  •
  building up the entertainment experience for fans and engaging with new fans on a global basis to further drive race attendance and television viewership.

Sources of Revenue

        Formula 1 derives the majority of its revenue from race promotion, broadcasting and advertising and sponsorship arrangements, which we refer to as "primary F1 revenue." A significant majority of the race promotion, broadcasting and advertising and sponsorship contracts specify payments in advance and annual increases in the fees payable over the course of the contracts. The Formula 1 business has been characterized by strong revenue growth in expansionary years of the economic cycle and stability over the recent global financial crisis.

  Race Promotion

        Formula 1 grants to race promoters the rights to host, stage and promote each Event. These rights are granted pursuant to contracts that typically have an initial term of five to seven years and often include an option, exercisable by Formula 1, to extend the contract for up to an additional five years. For established Events, the duration of the contract is more variable according to local market conditions. These contracts may allow for flat fees over the term, but more typically they include annual fee escalators over the life of the contract, which are typically based on annual movement in a selected consumer price index or fixed percentages of up to 5% per year.

        Race promoters are generally circuit owners, local and national automobile clubs, special event organizers or governmental bodies. Race promoters generate revenue from ticket sales and sometimes from concessions, merchandising and secondary hospitality offerings (other than the Paddock Club).

        Tickets are sold for the entire Event weekend or individual days. The race promoter is responsible for, among other things, obtaining the availability of an FIA sanctioned circuit, securing all necessary government and sporting approvals and ensuring that the Event is run in conformity with FIA regulations. To achieve FIA certification, the circuit must meet all FIA safety standards, which apply to medical facilities, circuit length, paddock and pit lane dimensions and other driver and spectator safety standards. The race promoter is responsible for providing customs, competitor, promotional and press facilities and ensuring appropriate access to the circuit and pit areas.

  Broadcasting

        Formula 1 licenses rights to broadcast Events on television and other media platforms in specified countries or regions and in specified languages. These may also include rights to broadcast the race, practice and qualifying sessions, interactive television/digital services, repeat broadcasts and highlights. These contracts, which we refer to as television rights agreements or "TRAs" typically have a term of three to five years. While annual fees from broadcasters may stay constant, they often increase each year during the term of the TRA by varying amounts typically of up to 10% per annum.

        Formula 1's broadcasting revenue is generated from: (a) free-to-air television broadcasts, which are received by the end user without charge (other than any television license fee), and non-premium cable, satellite and other broadcasts, which are received as part of a subscriber's basic package (together, "free-to-air television"); and (b) premium and pay-per-view cable and satellite broadcasts, where the subscriber pays a premium fee to receive programming on a package or per-event basis ("pay television"). Formula 1 currently has 12 free-to-air television agreements, nine pay television agreements, 27 agreements covering both free-to-air and pay television and four other agreements (one for transmissions to British bases overseas, two global news syndication and distribution contracts and one global in-flight/ship at sea distribution contract). Formula 1's key broadcasters include Channel 4 (free-to-air television) and Sky (pay television) in the United Kingdom, RTL (free-to-air television) and Sky Deutschland (pay television) in Germany, RAI (free-to-air television) and Sky Italia (pay television) in Italy, Movistar (pay television) in Spain, Canal+ (pay television) in France, Globo (free-to-air television) in Brazil, NBC (free-to-air television) in the United States, Fox Sports (pay television) in Pan Asia and beIn Sports (pay television) in the Middle East.

  Viewers

        Formula 1 believes that Formula 1 is attractive to broadcasters because of its premium live content and viewership, which is typically male orientated with above average incomes. Formula 1 has TRAs covering all significant countries and regions globally. In 2015, Formula 1 had a cumulative live television audience of hundreds of millions of unique viewers measured by the definition of 15 minutes of viewing time. This figure relates only to dedicated programming and does not include those viewers that see Formula 1 on the news or via other media. Formula 1 can have a positive effect on a network's viewership.

        Viewership in a specific country can be influenced significantly by the performance of local drivers. For example, the previously very high viewership in Germany dropped after Michael Schumacher's original retirement in 2006 but increased in 2010 and 2011 because of Sebastian Vettel winning the Drivers' Championship in those years. More recently, audience reach in the Netherlands significantly increased as Max Verstappen made his debut for Toro Rosso in 2015. Formula 1 is able to suggest (subject to FIA approval) race times to maximize the sport's global viewership, including by introducing late afternoon and night races for Middle East and Asian Events to maximize the core European viewership.

  Advertising and Sponsorship

        Formula 1 sells Event-based advertising and sponsorship in the form of trackside advertising and race title sponsorship packages. In addition, advertisers can acquire status as a Global Partner of Formula 1 and/or Official Supplier to Formula 1. These advertiser and sponsor contracts typically have a term of three to five years (but may on occasion be of longer duration). Payments often increase each year based on a fixed amount, a fixed percentage or in accordance with the United States or European consumer price index or another agreed metric. Separately, the Teams sell sponsorship rights primarily in the form of logo displays on cars, equipment and driver and Team uniforms, although Formula 1 does not derive any revenue from such sales. Many of the Team sponsors also purchase advertising and sponsorship from Formula 1.

  Other Revenue

        Formula 1 also generates revenue from a variety of other sources including the operation of the Paddock Club race-based corporate hospitality program at most Events, freight and related logistical and travel services, support races at Events (either from the direct operation of the GP2 and GP3 series which are owned by Formula 1 or from the licensing of other third party series or individual race events), various television production and post-production activities, and other Formula 1 ancillary operations.

        Formula 1's business is global and diversified across six of the seven major regions in the world. Formula 1 has significantly expanded its business activities throughout the world by entering into additional broadcasting contracts and adding new Events such as those in Mexico, Singapore, Abu Dhabi, the United States, Russia and Azerbaijan.

FIA and the Teams

        Formula 1's business is built on a number of key relationships—those with the FIA, the Teams and Formula 1's principal commercial partners. See "—Key Commercial Agreements" below for more information about Formula 1's relationships with the FIA and the Teams.

  FIA

        The FIA is the governing body for world motor sport and as such, is solely responsible for regulating the sporting, technical and safety aspects of the World Championship through the FIA's F1 Commission and World Motor Sport Council. The FIA regulates a number of motor sports, with the World Championship being the most prominent. The FIA owns the World Championship and has granted Formula 1 the exclusive commercial rights to the World Championship until the end of 2110 under the 100-Year Agreements. In addition, the FIA, through its World Motor Sport Council, approves the calendar for the World Championship each year. Under the 100-Year Agreements, Formula 1 is only permitted to enter into race promotion contracts that are substantially in the form agreed between Formula 1 and the FIA.

  Teams

        The Teams are the participants in the World Championship and its Events, competing for the annual Constructors' Championship, and their drivers compete for the annual Drivers' Championship. There are currently 11 Teams competing in the 2016 World Championship. To be eligible to compete, a Team is responsible for the design and manufacturing of certain key parts of its cars, including the chassis. This distinguishes Formula 1 from many other genres of motor sport and places special emphasis on the technological capabilities and innovative prowess of each Team. Currently, the Teams are supplied race engines by one of Ferrari, Mercedes, Renault or Honda. Under the terms of the Current Concorde Arrangements, Teams are entitled to receive significant team payments from a Formula 1 prize fund (the "Prize Fund") based primarily on their results in prior years' Constructors' Championships. Formula 1 has no direct or indirect ownership interest in any Team, nor does it have any contractual arrangements with the drivers, who are all employed or contracted directly by the Teams.

        Each Team is responsible for securing its own drivers and funding the cost to race in the World Championship. They receive Team payments from Formula 1 (principally a share in the Prize Fund) as well as sponsorship and advertising revenues from their own partners. The Current Concorde Arrangements between Formula 1, the FIA and the Teams defines the terms of the Team's participation in the World Championship (for further detail on these arrangements, see "—Key Commercial Agreements—Current Concorde Arrangements" below.

  Event Calendar

        The FIA's World Motor Sport Council considers and approves the World Championship calendar that Formula 1 proposes based on the agreed race promoter contracts for the forthcoming season. The World Championship calendar is typically approved in December for the following year's World Championship. Provisional approval typically occurs in September and as early as June. The race circuits used by race promoters must be approved by the FIA.

  Race Circuits

        The World Championship takes place on a number of high profile iconic circuits, including Silverstone, Monaco and Singapore. Circuits are typically dedicated circuits of varying distances (typically three to six kilometers), with a combination of esses, straights, chicanes, bends, corners, curves, hairpins, climbs, descents and scenery. The circuit at Spa-Francorchamps in Belgium, for example, runs through a part of the Ardennes forest. Street races remain popular and races in Australia, Monaco, Singapore, Russia and Azerbaijan are all run on street (or temporary) circuits.

  Event Weekend

        An Event typically takes place over a three day weekend. It begins with two practice sessions on Friday (except in Monaco, where Friday practices are moved to Thursday) and one practice on Saturday. A qualifying session is held after the practice session on Saturday, which determines the starting order for the race on Sunday. Each race typically takes up to two hours to complete with cars covering approximately 180 to 200 miles at top speeds of over 200 miles per hour. GP2 practice and qualifying occurs on Friday, with a race on Saturday and a sprint race on Sunday. There are also other independent third-party support series such as the Porsche Supercup, a GT motor sport series, and individual support events that run over the Event weekends. Formula 1 attracts a broad spectrum of fans including some of the world's most recognized personalities, music and film stars, sports personalities, royalty, high-profile business leaders and politicians.

  Team Economics

        Over the years, a large number of Teams have participated in Formula 1, with Ferrari being the only Team which has participated in every World Championship since 1950. A significant number of the current Teams have been racing for many years, whether under their current or previous names. Team owners looking to exit Formula 1 can sell their Team to new owners who would then be able to start out in Formula 1 with a fully resourced Team, pre-developed technology and facilities and, in some cases, an established brand name with existing Prize Fund performance qualifications under the Current Concorde Arrangements.

        All Teams compete in the World Championship with the ambition to finish as high in the Constructors' and Drivers' Championships as possible. Some Teams exist solely to race in Formula 1, whereas others may be used as a marketing opportunity for its parent company's core business. Car manufacturers may also invest in a Team to develop technology that will be used in their road cars for the retail market. Many Teams, including manufacturer owned Teams, participate to promote their brand.

        Teams competing in Formula 1 require significant financial resources. In addition to its drivers, a Team employs a technical staff of mechanics, engineers and car designers together with a large support staff operation. Teams also incur costs in relation to their cars, equipment, testing and development.

        The Teams generate the majority of their revenue from corporate sponsorship (which in some instances comes from parent companies) and Team payments from Formula 1. In addition, the leading Teams benefit from the sale of technology to other Teams or exploitation of their technology outside motor sport. Teams also raise some revenues from merchandising and licensing activities. Total revenues vary significantly from Team to Team but are principally driven by their performance in the World Championship and their attractiveness as an advertising and sponsorship platform.

        Corporate sponsorship can consist of both monetary payments and contributions in-kind from suppliers. Team sponsors represent a variety of industries and include luxury automobiles, technology, telecommunications, financial services, energy and soft drinks.

        The primary form of corporate exposure is through logo displays on cars, equipment and driver and Team uniforms, which are then on display during the live television broadcast and other media coverage of Events. For engine and other automotive related sponsors (such as tires, fuel, oil and engines), Formula 1 believes that Formula 1 sponsorship can create a heightened perception of engineering and technological proficiency and is likely to form a part of the sponsor's own research and development efforts.

  Drivers

        One of the distinctive features of the World Championship is the celebrity and diversity of its drivers. Differences in nationalities, temperaments and racing styles form part of the attractive mosaic of Formula 1. In the 1950s, Italians Giuseppe Farina and Alberto Ascari and British drivers Stirling Moss and Mike Hawthorn, together with Argentinian Juan Manuel Fangio, dominated Formula 1. As the sport's popularity and stature grew in the 1960s and 1970s, drivers from other countries such as the United States (Phil Hill and Mario Andretti), Brazil (Emerson Fittipaldi) and South Africa (Jody Scheckter) became some of the sport's most successful drivers.

        Several of the sport's leading drivers of the 1980s, including Frenchman Alain Prost, Nigel Mansell of the United Kingdom and Brazilian Ayrton Senna, continued to be successful into the early 1990s. Michael Schumacher, who began his Formula 1 career in 1991, won five consecutive Drivers' Championships between 2000 and 2004 and seven in total. In 2016, there are five Drivers Champions competing, namely Lewis Hamilton (United Kingdom/Mercedes), Sebastian Vettel (Germany/Ferrari), Jenson Button (United Kingdom/McLaren), Fernando Alonso (Spain/McLaren) and Kimi Raikkonen (Finland/Ferrari).

        The success of a local driver also impacts the television viewership and revenue generated from that country or region. World Champions from Germany (Vettel), Spain (Alonso) and the United Kingdom (Button and Hamilton) have helped grow and sustain the Formula 1 business in those countries. For this reason, Formula 1 encourages the development of drivers from other strategic markets. GP2 and GP3 provide the training ground and stepping stones to Formula 1 for these drivers.

        To participate in Formula 1, all drivers are required to hold an FIA Super Licence, which is issued by the FIA only after the driver has met specific qualification criteria.

        All drivers are employed or contracted by the Teams and have no contractual relationship with Formula 1.

Key Commercial Agreements

  100-Year Agreements

        Under the 100-Year Agreements entered into by Formula 1 and the FIA in 2001, Formula 1 was granted an exclusive license with respect to all of the commercial rights to the World Championship, including its trademarks, in exchange for a significant one time fee of $313.6 million in 2001 and annual escalating regulatory fees to the FIA. This license, which took effect on January 1, 2011 and expires on December 31, 2110, maintains Formula 1's exclusive commercial rights to the World

Championship which Formula 1 held under previous agreements with the FIA. For 2016, Formula 1 paid the FIA an approximate $26.8 million cash regulatory fee.

        The 100-Year Agreements also provide that Formula 1 may appoint a representative to the FIA, subject to the FIA's approval, and that person will be a member of the FIA's F1 Commission and World Motor Sport Council. The FIA may terminate the 100-Year Agreements and Formula 1's exclusive license upon a change of control of SLEC Holdings Limited, a wholly owned subsidiary of Delta Topco, unless the FIA previously approved the transaction. Formula 1 obtained the FIA's approval of its acquisition by Liberty Media under the 100-Year Agreements.

        In addition, the FIA may terminate Formula 1's license if (i) certain Delta Topco subsidiaries party to the 100-Year Agreements become insolvent; (ii) Formula 1 fails to pay an amount due to the FIA and such non-payment is not cured within 30 days of FIA's demand for payment; (iii) arbitrators declare that Formula 1 materially breached the 100-Year Agreements and Formula 1 has not paid to the FIA certain penalties to cure such breach; or (iv) Formula 1 changes or removes certain of the FIA's rights without its prior consent.

  Current Concorde Arrangements

        From 1981 until 2012, successive Concorde Agreements governed the relationship between Formula 1, the FIA and the Teams, including the regulation of the World Championship. After the previous Concorde Agreement expired on December 31, 2012, Formula 1 entered into a separate binding agreement with each Team, securing the relevant Team's commitment to continue participating in the World Championship until December 31, 2020. In addition, Formula 1 entered into the 2013 Concorde Implementation Agreement with the FIA in 2013. The 2013 Concorde Implementation Agreement, in addition to making certain modifications to the 100-Year Agreements for the period to end 2030, provides that the FIA agrees to provide certain sporting governance arrangements and regulatory safeguards for the benefit of the Teams, to enter into a new Concorde Agreement for a term of eight years (from 2013 to 2020) reflecting those sporting governance arrangements and regulatory safeguards and to enter into a subsequent Concorde Agreement from 2021 to 2030 or to extend the sporting governance arrangements or regulatory safeguards agreed under the 2013 Concorde Implementation Agreement on substantially the same terms from 2021 to 2030. The Team Agreements and the 2013 Concorde Implementation Agreement together provide the contractual framework for the World Championship that was previously set out in the Concorde Agreements. The Team Agreements and the 2013 Concorde Implementation Agreement are collectively referred to as the "Current Concorde Arrangements."

        Under the Current Concorde Arrangements, among other things, the Teams agree to participate in the World Championship during the term of the Current Concorde Arrangements and Formula 1 agrees to make certain prize fund payments to them based on their performance in the Constructors' Championship and other principles (such as success, heritage and longevity in Formula 1) and measures of performance selected by Formula 1.

  Team Agreements

        As discussed above, Formula 1 and each of the Teams have entered into separate Team Agreements that establish a Prize Fund, establish procedures for setting the World Championship calendar, give the Teams the right to nominate and, in some cases, appoint directors to Delta Topco's board, and provide for certain termination rights.

        The Team Agreements establish the Prize Fund to be paid to the Teams that is funded with a certain percentage of Formula 1's Prize Fund EBITDA plus additional amounts that Formula 1 expects to range from $120 million to $175 million. The majority of the Prize Fund is paid to individual Teams based on their results in prior Constructors' Championships, and the balance paid to Teams that have achieved certain milestones based on Formula 1's principles and measures of performance. In addition to their audit procedures performed on Formula 1, since 2008, Ernst & Young LLP have also performed certain agreed-upon procedures to provide a report to the Teams on the calculation, and allocation thereof, of all Team payments under the Prize Fund.

        Under the Team Agreements, the consent of a majority of certain Teams is required if there are more than 20 Events in a season or more than 17 Events are held in a season and the number of Events that are held outside Europe, the US or Canada exceeds 60% or more of the total number of Events in that season.

        The Team Agreements with McLaren and Mercedes grant the corporate parent of each of those Teams (McLaren Group Limited and Daimler AG, respectively) the right to appoint a Team Director until December 31, 2020 or the termination of the relevant Team Agreement, if earlier. Ferrari has an equivalent right, pursuant to a provision contained in all Team Agreements granting that right to the longest standing Team that has competed in the World Championship for the greatest number of seasons since 1950. Each of Daimler AG and Ferrari has exercised the relevant right and appointed a Team Director. Ferrari's Team Director is also entitled to be a member of Delta Topco's Audit and Ethics and Nomination Committees. Mercedes' Team Director is currently a member of the Nomination Committee of Delta Topco, although he is not appointed by right. In addition, the Teams have a right to propose two independent non-executive directors for a three-year term on Delta Topco's board of directors, although Delta Topco is not required to appoint any such candidate.

        A Team's Agreement may be terminated if the Team ceases to be a constructor, fails to participate in more than three Events in a season, fails to submit a valid entry for participation in the World Championship or becomes insolvent. Teams may also terminate their Team Agreements by written notice to Formula 1 under certain circumstances, including:

  •
  Formula 1 is unable to pay its debts when they become due;

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  Formula 1 fails for three months to pay an aggregate amount due in excess of $10 million to the Team;

  •
  with respect to the longest standing Team (currently Ferrari), Formula 1 experiences a change in control and, in the second or third fiscal year after the change in control, the Prize Fund EBITDA is less than 75% of the Prize Fund EBITDA in the fiscal year immediately preceding the change in control; or

  •
  a controlling interest holder of Formula 1 is subject to sanctions imposed by the U.S. Office of Foreign Assets Control or is on the Financial Sanctions List in the United Kingdom.

  Circuit Rights Agreements

        Under circuit rights agreements (the "Circuit Rights Agreements"), Formula 1 acquires from race promoters certain rights to commercially exploit the Event, including the rights to sell trackside and "official supplier" advertising and title sponsorship, a space in which to operate the Paddock Club (other than at three Events) and commercial use of the name of the Event and circuit. In a few cases a cash payment is made for the grant of these circuit rights and in others Formula 1 offers a commission or share of revenue to a race promoter where they have been instrumental in introducing a new sponsor from its territory that purchases a title sponsorship or trackside advertising. Circuit Rights Agreements typically have a term that is tied to the relevant race promoter contract.

Competition

        The World Championship competes with many alternative forms of entertainment, such as other sporting and live events, for television viewership, live attendance and advertising. For example,

Formula 1 competes for broadcasting and advertising revenue with other global and regional Tier 1 sports, including the Olympic Games, FIFA World Cup, Champions League and Premier League. Within national markets, Formula 1 competes with local racing events, such as the Indianapolis 500 race and NASCAR in the United States.

Regulatory Matters—Competition Laws

        The operations and business of Formula 1 are subject to European and national competition laws which require Formula 1 at all times to ensure its business practices and agreements are consistent with the operation of competitive markets. Following an investigation by the EC into the commercialization of Formula 1 and related agreements in 1999, Formula 1 modified certain of its business practices and changed the terms of a number of its commercial contracts with Teams, broadcasters, promoters and the FIA. In October 2001, the EC issued two comfort letters to Formula 1 stating that it was no longer under investigation. Comfort letters are not binding on the EC and if it believes that there has been a material change in circumstances, further enforcement action could be taken. The EC issued a press release in October 2003 stating that it was satisfied that Formula 1 had complied with the modified practices and terms that had led to its issuing the 2001 comfort letters and that it had ended its monitoring of Formula 1's compliance.

Intellectual Property

        Formula 1 is the registered owner of a portfolio of trade mark registrations and applications, including for the F1 logo, the World Championship logo (which is used only in sporting contexts), "Formula One", "Formula 1", "F1" and "Grand Prix" when used in connection with any of the aforementioned and most of the official Event titles where they are capable of registration.

        Formula 1 owns the copyright on footage of each Event since 1981. Ownership of this copyright enables Formula 1 to license that footage to broadcasters and to take legal action against infringers of that copyright. Under the Current Concorde Arrangements, Formula 1 also has the exclusive right, subject to limited exceptions, to use each Team's intellectual property rights (including image rights) to portray the World Championship and/or any Event in any visual form.

Licenses and Permits

        Formula 1 is required to obtain permits for the allocation and use of radio frequencies which are necessary for the operation of live camera and other equipment used in the production of live television images and also in live radio communications used by Formula 1, the FIA, the Teams (including car to pit radio transmissions) and the emergency services. Such radio frequency permits are obtained by a dedicated unit in the television production team, with assistance from the local race promoter. Typically, such radio frequency permits are obtained from the relevant governmental authority responsible for licensing the use of radio frequencies in the host country of the relevant Event. The requirements and procedures for obtaining such permits vary by country and they may involve the completion of written formalities or the inspection by the relevant governmental authority of all equipment to be operated with a radio frequency. Permits are typically issued subject to conditions, which Formula 1 has generally been able to satisfy.

Employees

        As of December 31, 2015, Formula 1 had 361 employees, almost all of whom are based in England. To Formula 1's knowledge, none of Formula 1's employees are represented by a union. Formula 1 does not have a significant number of temporary employees. Formula 1 does engage a number of seasonal independent contractors for its technical operations.

Properties

        As of the date hereof, Formula 1 owns no material property. Delta Topco is based in Jersey. In addition, as of the date hereof, Formula 1 leases spaces for its offices in London, England and for its television production and technical operations in Kent, England.

RISK FACTORS

        An investment in shares of FWONK involves risk. Before investing in FWONK, in addition to the other information incorporated by reference or included in this prospectus, including the risk factors described in Item 2 ("Management's Discussion and Analysis of Financial Condition and Results of Operations") of Part I and Item 1A ("Risk Factors") of Part II of our quarterly reports on Form 10-Q for the quarters ended March 31, 2016 and September 30, 2016, and Item 1A ("Risk Factors") of Part I of our annual report on Form 10-K for the fiscal year ending December 31, 2015 filed with the Securities and Exchange Commission on February 26, 2016, as amended by our Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on April 29, 2016, together with the matters addressed in the section of this prospectus entitled "Cautionary Statement Concerning Forward-Looking Statements," you should carefully consider the following risks before investing in shares of FWONK. The occurrence of any of the events described as possible risks below and in the documents incorporated by reference could have a material adverse effect on the value of our common stock, including shares of FWONK. These risks are not the only ones facing our company. Additional risks not currently known to us or that we currently deem immaterial also may impair our business. See "Where to Find More Information."

Risk Factors Related to Our Company, the Liberty Sirius XM Group, the Liberty Braves Group and the Formula One Group.

Sales (or anticipated sales) of shares of FWONK issued in connection with the Formula 1 Acquisition may negatively affect the trading price of shares of FWONK.

        In connection with the Formula 1 Acquisition, Liberty Media issued approximately 137 million shares of FWONK in the aggregate at the closing under the Second SPA to the Formula 1 Selling Shareholders, the third party investors that agreed to acquire shares that are otherwise issuable to such Formula 1 Selling Shareholders and into treasury in connection with the proposed Team placements. Further, Delta Topco issued $351 million in subordinated exchangeable debt instruments upon the conversion of certain outstanding Formula 1 loan notes (the "Exchangeable Notes") in connection with the Formula 1 Acquisition. The Exchangeable Notes, which will mature 30 months after completion of the Second Closing, will be exchangeable by the holders at any time for shares of FWONK or, at Delta Topco's option, cash. The shares of FWONK issued at the closing of the Formula 1 Acquisition and upon exchange of the Exchangeable Notes represent approximately 64.7% of the pro forma outstanding equity interest in the Formula One Group (based on the number of outstanding shares of Liberty Formula One common stock (of all three series) on July 31, 2016), or an estimated 153.6 million additional shares of FWONK.

        Pursuant to a shareholders agreement that Liberty Media entered into in connection with the Second Closing, Liberty Media agreed to file a secondary shelf registration statement on Form S-3 as soon as reasonably practicable on or following the date of the Second Closing. The shelf registration statement will register the secondary offer and sale of (i) all shares of FWONK issued to the Formula 1 Selling Shareholders and (ii) the maximum number of shares issuable upon exchange of the Exchangeable Notes. Further, Liberty Media has agreed to cooperate with the Formula 1 Selling Shareholders in connection with efforts to sell their FWONK shares in post-closing underwritten offerings under certain circumstances. Liberty Media has also agreed to provide registration rights to the third party investors and to cooperate with them in connection with post-closing underwritten offerings under certain circumstances. The FWONK shares issued to the Formula 1 Selling Shareholders and third party investors will generally be eligible for resale upon the expiration of applicable lock-up periods. The Formula 1 Selling Shareholders will be generally restricted from selling FWONK shares during the first six months following the Second Closing, with the exception of a single underwritten offering, in an aggregate offering amount not to exceed the greater of $500 million and half the proceeds received by Liberty Media from the sale of FWONK shares to the third party investors, at an offering price of no less than the price paid by the third party investors ($25.00 per share). However, a limited number of management Formula 1 Selling Shareholders, comprised of the Selling Stockholders, will not be subject to these lock-up restrictions, and Liberty Media has filed the registration statement of which this prospectus forms a part in anticipation of sales of shares of FWONK by the Selling Stockholders shortly following the Second Closing to cover tax liabilities relating to the non-cash consideration to be received by such management holders at the Second Closing. The third party investors will generally be restricted from selling FWONK shares during the first six months following the Second Closing or, if earlier, until the 4th week following any underwritten offering by the Formula 1 Selling Shareholders (other than the management Formula 1 Selling Shareholders). The trading price of FWONK (and any other series of Liberty Formula One common stock) could decline as a result of sales of a large number of FWONK shares in the public market after the consummation of the Formula 1 Acquisition, or from the perception that these sales might occur.

        Furthermore, sales of a substantial number of shares of Liberty Formula One common stock in the public markets, or the perception that these sales might occur, could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. See "—Risks Relating to Ownership of our Common Stock due to Our Tracking Stock Capitalization—Transactions in Liberty Sirius XM common stock, Liberty Braves common stock and Liberty Formula One common stock by our insiders could depress the market price of those stocks."

        The risks described below apply to our company and to the businesses and assets attributed to the Liberty SiriusXM Group, the Liberty Braves Group and the Formula One Group.

We may have future capital needs and may not be able to obtain additional financing on acceptable terms.

        At September 30, 2016, our only wholly owned consolidated subsidiary is Braves Holdings, which, due to its size and nature, together with its assets and operating cash flow, would be insufficient to support any significant financing in the future. Although we received a distribution of approximately $300 million in cash from Liberty Broadband Corporation ("Liberty Broadband") in connection with our spin-off of Liberty Broadband in November 2014 (the "Broadband Spin-Off"), that was a one-time distribution and no further cash will be accessible from Liberty Broadband. In addition, although we began consolidating Sirius XM in the first quarter of 2013, we do not have ready access to the cash flow of Sirius XM due to Sirius XM being a separate public company and the presence of a significant non-controlling interest. Hence, our ability to obtain significant financing in the future, on favorable terms or at all, may be limited. If debt financing is not available to us in the future, we may obtain liquidity through the sale or monetization of our available for sale securities, or we may issue equity securities. If additional funds are raised through the issuance of equity securities, our stockholders may experience significant dilution. If we are unable to obtain sufficient liquidity in the future, we may be unable to develop our businesses properly, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and results of operations and those attributed to our groups.

Rapid technological advances could render the products and services offered by the businesses attributed to one or more of our groups obsolete or non-competitive.

        Our businesses and investments attributed to each group, including, for example, Sirius XM and Live Nation, must stay abreast of rapidly evolving technological developments and offerings to remain competitive and increase the utility of their products and services. These businesses must be able to incorporate new technologies into their products and services in order to address the needs of their customers. There can be no assurance that they will be able to compete with advancing technology, and any failure to do so could result in customers seeking alternative service providers thereby adversely impacting our revenue, operating income and net income of our company and the businesses attributed to one or more of our groups.

The business of Sirius XM depends in significant part on the operation of its satellites.

        As a satellite radio broadcaster, Sirius XM's business depends on the lives and proper operation of its satellites. The lives of Sirius XM's satellites will vary and depend on a number of factors, including degradation and durability of solar panels, quality of construction, random failure of satellite components (which could result in significant damage to or loss of a satellite), the amount of fuel the satellite consumes and damage or destruction by electrostatic storms, collisions with other objects in space or other events (such as nuclear detonations) occurring in space. In the ordinary course of operation, satellites experience failures of component parts and operational and performance anomalies. Components on Sirius XM's in-orbit satellites have failed, and from time to time Sirius XM has experienced anomalies in the operation and performance of these satellites. These failures and anomalies are expected to continue in the ordinary course, and Sirius XM cannot predict if any of these possible future events will have a material adverse effect on its operations or the life of its existing in-orbit satellites. Any material failure of its satellites could cause Sirius XM to lose customers and could materially harm Sirius XM's reputation and operating results. Sirius XM maintains no in-orbit insurance for its satellites.

        Sirius XM plans to transition its Sirius constellation of satellites to a geostationary orbit using its existing FM-5 and FM-6 satellites. The transition will, in certain cases, affect the signal coverage for customers served by these satellites.

        In addition, Sirius XM's network of terrestrial repeaters communicates with a single third-party satellite. Its XM network of terrestrial repeaters communicates with a single XM satellite. If the satellites communicating with the applicable repeater network fail unexpectedly, the services handled by that satellite would be disrupted for several hours or longer.

Interruption or failure of Sirius XM's information technology and communications systems could negatively impact its results and brand, and therefore the value of our investment in Sirius XM.

        Sirius XM's business is dependent on the operation and availability of its information technology and communication systems and those of certain third party service providers. Any degradation in the quality, or any failure, of Sirius XM's systems (due to events such as unplanned outages, natural disasters, terrorist activities, technical difficulties or loss of data or processing capabilities) could reduce its revenue, cause it to lose customers and damage its brand. Sirius XM could also experience loss of data or processing capabilities, which could cause Sirius XM to lose customers and could materially harm Sirius XM's reputation and operating results. Although Sirius XM has implemented practices designed to maintain the availability of its information technology systems and mitigate the harm of any unplanned interruptions, Sirius XM cannot anticipate all eventualities and unplanned outages and technical difficulties are occasionally experienced. In addition, Sirius XM relies on internal systems and external systems maintained by manufacturers, distributors and service providers to take, fulfill and handle customer service requests and host certain online activities. Any interruption or failure of Sirius XM's internal or external systems could prevent Sirius XM from serving customers or cause data to be unintentionally disclosed. Sirius XM has a program in place to detect and respond to data security incidents. However, because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may be difficult to detect for long periods of time, Sirius XM may be unable to anticipate these techniques or implement adequate preventive measures. In addition, hardware, software, or applications Sirius XM develops or procures from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Unauthorized parties may also attempt to gain access to Sirius XM's systems or facilities, or those of third parties with whom it does business, through fraud, trickery, or other forms of deceiving its employees, contractors or other agents.

Our businesses and investments attributed to the Liberty Sirius XM Group, the Liberty Braves Group and the Formula One Group are subject to risks of adverse government regulation.

        The businesses and investments attributed to the Liberty Sirius XM Group, the Liberty Braves Group and the Formula One Group are subject to varying degrees of regulation in the United States by the Federal Communications Commission ("FCC") and other entities and in foreign countries by similar regulators. Such regulation and legislation are subject to the political process and have been in constant flux over the past decade. For example, Sirius XM holds various FCC licenses and authorizations to operate commercial satellite radio services in the United States, which are generally granted for a fixed term, and although Sirius XM expects that such licenses and authorizations will be renewed in the ordinary course upon their expiration, there can be no assurance that this will be the case. Non-compliance by Sirius XM with the FCC's requirements or other conditions or with other applicable FCC rules and regulations could result in fines, additional license conditions, license revocation or other detrimental FCC actions. Sirius XM also relies on the FCC to assist it in preventing harmful interference to its service. The development of new applications and services in spectrum adjacent to the frequencies licensed to Sirius XM for satellite radio and ancillary services, as well as the possible distortion caused by the combination of signals in other frequencies, could cause harmful interference to its satellite radio service. Certain operations or combination of operations permitted by the FCC in spectrum, other than Sirius XM's licensed frequencies, could result in distortion to its service and the reception of its satellite radio service could be adversely affected in certain areas.

        In addition, certain of our businesses, including Sirius XM and Live Nation, are subject to various consumer protection laws, rules and regulations, which are extensive and have developed rapidly, particularly at the state level, and, in certain jurisdictions, can cover nearly all aspects of their marketing efforts, including the content of advertising, the terms of consumer offers and the manner in which existing and prospective subscribers or customers are communicated with. Sirius XM is currently subject to certain claims under the Telephone Consumer Protection Act ("TCPA") relating to telephone calls its vendors make to subscribers and trial subscribers, including calls to consumers' mobile phones, although Sirius XM has entered into an agreement to settle these purported class action suits. The settlement is expected to resolve the claims of consumers beginning in February 2008 relating to telemarketing calls to their mobile telephones. As part of this settlement, Sirius XM has made a $35 million payment to a settlement fund (from which notice, administration and other costs and attorneys' fees will be paid), and is offering participating class members the option of receiving three months of Sirius XM's Select service for no charge, and will enter into agreements to make modifications to the practices of certain call center vendors. The settlement is subject to final court approval, which cannot be assured. Material changes in the law and regulatory requirements must be anticipated, and there can be no assurance that the businesses and assets of our subsidiaries and business affiliates attributed to our groups will not become subject to increased expenses or more stringent restrictions as a result of any future legislation, new regulation or deregulation.

The success of businesses attributed to one or more of our groups, such as Sirius XM and Live Nation, in part, depends on audience acceptance of their programs and services, which is difficult to predict.

        Entertainment content production, satellite radio services and live entertainment events are inherently risky businesses because the revenue derived from these businesses depends primarily upon the public's acceptance of these programs and services, which is difficult to predict. The commercial success of a satellite radio program or live entertainment production depends upon the quality and acceptance of competing programs, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, many of which are difficult to predict. In the case of ad-supported programming and satellite radio service, audience size is an important factor when advertising rates are negotiated. Audience size is also an important factor when determining ticket pricing for live entertainment productions. Consequently, low public acceptance of the programs and services offered by companies such as Sirius XM and Live Nation could hurt the ability of these companies to maintain rates charged to customers, subscribers and, as applicable, advertisers, which would adversely impact their revenue, operating income and net income attributed to the groups to which these companies are attributed.

Certain of our businesses depend on the performance of, and their relationships, with various third parties and any adverse changes in these relationships could adversely affect our results of operation and those attributed to any of our groups.

        An important component of the success of our businesses, including in particular our consolidated subsidiary Sirius XM, is the ability to maintain existing, as well as build new, relationships with third parties, such as:

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  manufacturers that build and distribute satellite radios;

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  companies that manufacture and sell integrated circuits for satellite radios;

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  programming providers;

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  talent, agents and managers;

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  venue operators;

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  operators of call centers;

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  retailers that market and sell satellite radios and promote subscriptions to our services; and

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  vendors that have designed or built and vendors that support or operate other important elements of our systems.

If one or more of these third parties do not perform in a satisfactory or timely manner, our businesses could be adversely affected. In addition, a number of third parties on which these businesses depend have experienced, and may in the future experience, financial difficulties or file for bankruptcy protection. Such third parties may not be able to perform their obligations in a timely manner, if at all, as a result of their financial condition or may be relieved of their obligations to us as part of seeking bankruptcy protection. In addition, Sirius XM, in particular, designs, establishes specifications for and manages various aspects of the logistics of the production of satellite radios. As a result of these activities, Sirius XM may be exposed to liabilities associated with the design, manufacture and distribution of radios that the providers of an entertainment service would not customarily be subject to, such as liabilities for design defects, patent infringement and compliance with applicable laws, as well as the costs of returned product.

Our businesses may be impaired by third-party intellectual property rights.

        Development of our business systems used by our subsidiaries and business affiliates has depended upon the intellectual property developed by them, as well as intellectual property licensed from third parties. If the intellectual property developed or used by them is not adequately protected, others will be permitted to, and may, duplicate portions of these systems or services without liability. In addition, others may challenge, invalidate, render unenforceable or circumvent the intellectual property rights, patents or existing licenses of these businesses or they may face significant legal costs in connection with defending and enforcing those intellectual property rights. Some of the know-how and technology so developed, and to be developed, is not now, nor will it be, covered by U.S. patents or trade secret protections. Trade secret protection and contractual agreements may not provide adequate protection if there is any unauthorized use or disclosure. The loss of necessary technologies could require our subsidiaries and business affiliates to substitute technologies of lower quality performance standards, at greater cost or on a delayed basis, which could harm their businesses.

        Other parties may have patents or pending patent applications, which will later mature into patents or inventions that may block the ability of our subsidiaries and business affiliates to operate their systems or license technologies. They may have to resort to litigation to enforce rights under license agreements or to determine the scope and validity of other parties' proprietary rights in the subject matter of those licenses. This may be expensive and they may not succeed in any such litigation.

        Third parties may assert claims or bring suit for patent, trademark or copyright infringement, or for other infringement or misappropriation of intellectual property rights. Any such litigation could result in substantial cost, and diversion of effort and adverse findings in any proceeding could subject businesses attributed to one or more of our groups to significant liabilities to third parties; require them to seek licenses from third parties; block their ability to operate their systems or license their technology; or otherwise adversely affect their ability to successfully develop and market their products and services.

The ability of Sirius XM to attract and retain subscribers in the future is uncertain.

        Sirius XM's ability to retain subscribers, or increase the number of subscribers to its service, in any given period is subject to many factors, including the price of Sirius XM's service, the health of the economy, the production and sale or lease of new vehicles in the United States, the rate at which existing self-pay customers buy and sell new and used vehicles in the United States, including the extent to which existing self-pay subscribers buy and sell new and used vehicles which include an unpaid trial, Sirius XM's ability to convince owners and lessees of new and previously owned vehicles that include satellite radios to purchase subscriptions to its service, the effectiveness of its marketing programs, the entertainment value of its programming, Sirius XM's ability to respond to evolving consumer tastes, relative to the flexibility of its Internet-based competitors, and actions by its competitors, such as terrestrial and Internet radio and other audio entertainment and information providers. As part of Sirius XM's business, Sirius XM experiences, and expects to experience in the future, subscriber turnover, also known as churn. Some elements of Sirius XM's business strategy may result in churn increasing. For example, its efforts to increase the penetration of satellite radios in new, lower priced vehicle lines may result in the growth of economy-minded subscribers; its work to acquire subscribers purchasing or leasing pre-owned vehicles may attract subscribers of more limited economic means; and its product and marketing efforts may attract more price sensitive subscribers. If Sirius XM is unable to retain current subscribers at expected rates, or the costs of retaining subscribers are higher than expected, its financial performance and operating results could be adversely affected. Sirius XM cannot predict how successful it will be at retaining customers who purchase or lease vehicles that include a promotional subscription to its satellite radio service. Sirius XM spends substantial amounts on advertising and marketing and in transactions with automakers, retailers and others to obtain and attract subscribers. If Sirius XM is unable to consistently attract new subscribers, and retain its current subscribers, at a sufficient level of revenue to be profitable, the value of its common stock could decline, and without sufficient cash flow it may not be able to make the required payments on its indebtedness and could ultimately default on its commitments, which would in turn materially adversely impact the Liberty Sirius XM Group.

The unfavorable outcome of pending or future litigation, including class actions alleging violations of the TCPA, could have a material adverse impact on the businesses attributed to our groups.

        Sirius XM is a party to several legal proceedings arising out of various aspects of Sirius XM's business, including class actions seeking substantial damages for purported violations by Sirius XM, or by its call center vendors acting on its behalf, of the TCPA. The TCPA imposes significant restrictions on communications made using automatic telephone dialing systems ("ATDS") or artificial or prerecorded voices. The class actions against Sirius XM allege, among other things, that it called mobile phones using an ATDS without the consumer's prior consent or, alternatively, after the consumer revoked his or her prior consent, in violation of the TCPA. Under the TCPA, such violations may result in statutory damages of up to five hundred dollars per call for inadvertent violations and up to fifteen hundred dollars per call for knowing or willful violations. Given the significant number of communications Sirius XM's call center vendors make to consumers and its subscribers, a determination that Sirius XM, or its call center vendors acting on its behalf, have violated the TCPA could expose Sirius XM to statutory damages and, if incurred, could, individually or in the aggregate, have a material adverse impact on its operations and financial condition. Further, if any indemnification claims Sirius XM has against its call center vendors are unsuccessful, Sirius XM may be required to pay the full amount of any damages.

        The outcome of these proceedings may not be favorable, and one or more unfavorable outcomes could have a material adverse impact on Sirius XM's financial condition, which in turn would materially adversely impact the Liberty Sirius XM Group. Beyond these current proceedings, if, going forward, Sirius XM fails to ensure that the telemarketing efforts of its call center vendors are TCPA-compliant, and it is held responsible for these vendors' acts, Sirius XM may be subject to further litigation and could be required to pay significant statutory damages.

Our businesses attributed to the Liberty Sirius XM Group and the Formula One Group, such as Sirius XM and Live Nation, may not realize the benefits of acquisitions or other strategic initiatives.

        Our business strategy and that of our subsidiaries and business affiliates, including Sirius XM and Live Nation, may include selective acquisitions or other strategic initiatives focused on business expansion. The success of any acquisitions depends on effective integration of acquired businesses and assets into the acquirer's operations, which is subject to risks and uncertainties, including realization of any anticipated synergies and cost savings, the ability to retain and attract personnel, the diversion of management's attention from other business concerns, and undisclosed or potential legal liabilities of acquired businesses or assets.

Weak economic conditions may reduce consumer demand for products and services offered by the subsidiaries and affiliates attributed to our groups.

        A weak economy in the United States could adversely affect demand for our products and services. A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. A reduction in discretionary spending could adversely affect revenue through potential downgrades by satellite radio subscribers, affecting Sirius XM and the Liberty Sirius XM Group, or reduced live-entertainment expenditures, affecting Braves Holdings and the Liberty Braves Group, and Live Nation affecting the Formula One Group. A slowdown in auto sales (which is an important source of satellite radio subscribers) could adversely affect revenue of Sirius XM and revenue attributed to the Liberty Sirius XM Group. Accordingly, the ability of the subsidiaries and business affiliates that are attributed to our groups to increase or maintain revenue and earnings could be adversely affected to the extent that relevant economic environments remain weak or decline further. We currently are unable to predict the extent of any of these potential adverse effects.

The business of Sirius XM depends in large part upon the auto industry.

        A substantial portion of Sirius XM's subscription growth has come from purchasers and lessees of new and previously owned automobiles in the United States. The sale and lease of vehicles with satellite radios is an important source of subscribers for its satellite radio service. Sirius XM has agreements with every major automaker to include satellite radios in new vehicles, although these agreements do not require automakers to install specific or minimum quantities of radios in any given period. Automotive production and sales are dependent on many factors, including the availability of consumer credit, general economic conditions, consumer confidence and fuel costs. To the extent vehicles sales by automakers decline or the penetration of factory-installed satellite radios in those vehicles is reduced, subscriber growth for Sirius XM's satellite radio services may be adversely impacted. Sales of previously owned vehicles represent a significant source of new subscribers for Sirius XM. Sirius XM has agreements with various auto dealers and certain companies operating in the used vehicle market to provide it with data on sales of previously owned satellite radio enabled vehicles. The continuing availability of this information is important to Sirius XM's future growth.

The indebtedness of our subsidiary, Sirius XM, could adversely affect its operations and could limit its ability to react to changes in the economy or its industry.

        Sirius XM has significant indebtedness. As of September 30, 2016, Sirius XM had outstanding an aggregate principal amount of approximately $6.2 billion of indebtedness, as well as borrowing availability (of which none had been drawn as of September 30, 2016) under a $1.75 billion senior secured revolving credit facility with a syndicate of financial institutions which contains certain covenants. This debt level has important consequences. Carrying significant debt loads can increase a company's vulnerability to general adverse economic and industry conditions, require it to dedicate a portion of its cash flow from operations to payments on indebtedness, reduce the availability of cash flow to fund capital expenditures, marketing and other general corporate activities, limit its ability to borrow additional funds or make capital expenditures, limit its flexibility in planning for, or reacting to, changes in its business and its industry, and may place it at a competitive disadvantage compared to other competitors. Failure to comply with such covenants could result in an event of default, which, if not cured or waived, could cause the borrower to seek the protection of the bankruptcy laws, discontinue operations or seek a purchaser for its business or assets.

A substantial portion of our consolidated debt attributed to our groups is held above the operating subsidiary level, and we could be unable in the future to obtain cash in amounts sufficient to service that debt and our other financial obligations.

        As of September 30, 2016, we had approximately $1.7 billion principal amount of corporate-level debt outstanding, consisting of $1 billion outstanding under our 1.375% cash convertible senior notes due 2023, $445 million outstanding under our 2.25% exchangeable senior debentures due 2046, $36 million of other obligations and $250 million outstanding under a margin loan obligation incurred by our wholly-owned special purpose subsidiary attributed to the Liberty Sirius XM Group. Our ability to meet our financial obligations will depend on our ability to access cash. Our primary sources of cash include our available cash balances, dividends and interest from our investments, monetization of our public investment portfolio and proceeds from asset sales. Further, our ability to receive dividends or payments or advances from our businesses depends on their individual operating results, any statutory, regulatory or contractual restrictions to which they may be or may become subject and the terms of their own indebtedness, including Sirius XM's senior notes and credit facility. The agreements governing such indebtedness restrict sales of assets and prohibit or limit the payment of dividends or the making of distributions, loans or advances to stockholders, non-wholly owned subsidiaries or our partners, including us. We generally do not receive cash, in the form of dividends, loans, advances or otherwise, from Sirius XM or our business affiliates.

Royalties for music rights, which are paid by Sirius XM, have increased and there can be no assurance that they will not continue to increase, and the market for music rights is changing and is subject to significant uncertainties.

        Sirius XM must maintain music programming royalty arrangements with, and pay license fees to the American Society of Composers, Authors and Publishers ("ASCAP"), Broadcast Music, Inc. ("BMI") and SESAC, Inc. ("SESAC"). These organizations negotiate with copyright users, collect royalties and distribute them to songwriters and music publishers. Sirius XM has agreements with ASCAP, BMI and SESAC through 2016. There can be no assurance that the royalties Sirius XM pays to ASCAP, SESAC, BMI and other songwriters and music publishers will not increase upon expiration of these arrangements. The market for acquiring rights from songwriters and music publishers is changing. BMI and ASCAP are subject to consent decrees with the United States. The United States Department of Justice is reviewing these consent decrees and may agree to changes to those arrangements. In addition, certain songwriters and music publishers have withdrawn from two of the traditional performing rights organizations, ASCAP and BMI, and third parties have contacted Sirius XM regarding the need to separately license works. The change to, and fragmentation of, the traditional market for licensing musical works could increase Sirius XM's licensing costs and/or cause it in certain cases to reduce the number of works performed. Under the Digital Performance Right in Sound Recordings Act of 1995 and the Digital Millennium Copyright Act of 1998, Sirius XM also must pay royalties to copyright owners of sound recordings fixed after February 15, 1972. Those royalty rates may by established through negotiation or, if negotiation is unsuccessful, by the Copyright Royalty Board ("CRB"). Owners of copyrights in sound recordings have created SoundExchange, a collective organization to collect and distribute royalties. SoundExchange is exempt by statute from certain U.S. antitrust laws and exercises significant market power in the licensing of sound recordings. Under the terms of the CRB's decision governing sound recording royalties for the five-year period ending on December 31, 2017, Sirius XM will pay a royalty based on gross revenue, subject to certain exclusions, of 10.5% for 2016, and 11% for 2017. The CRB proceeding to set royalty rates for the five year period beginning 2018 will begin later this year. SoundExchange currently has a petition before the CRB, requesting an interpretation of the CRB's regulations related to sound recording royalties for the five year period ended December 31, 2012. SoundExchange alleges that Sirius XM underpaid royalties for statutory licenses within that time period. The right to perform certain copyrighted sound recordings that were fixed before February 15, 1972 is governed by state common law principles and, in certain instances, may be subject to state statutes. Sirius XM is a defendant in litigation in three states regarding the alleged distribution, duplication and performance of certain copyrighted sound recordings that were fixed before February 15, 1972. If courts ultimately hold that a performance right exists under state copyright laws, Sirius XM may be required to pay additional royalties to perform copyrighted sound recordings that were fixed before February 15, 1972, or remove those works from its service.

Our subsidiary, Sirius XM, and our other businesses face substantial competition, which may increase over time.

        Sirius XM faces substantial competition from other providers of music and talk radio and other audio services and its ability to retain and attract subscribers depends on its success in creating and providing popular or unique music, entertainment, news and sports programming. Sirius XM's subscribers can obtain certain similar content for free through terrestrial radio stations, Internet radio services and Internet streaming services. Audio content delivered via the Internet, including through mobile devices in vehicles, is increasingly competitive with our services. Competition could result in lower subscription, advertising or other revenue or an increase in our marketing, promotion or other expenses and, consequently, lower Sirius XM's earnings and free cash flow. We cannot assure you that Sirius XM will be able to compete successfully with its existing or future competitors or that competition will not have a material adverse effect on Sirius XM's operations or financial condition, which in turn would adversely impact the Liberty Sirius XM Group.

The success of Sirius XM and Live Nation, in part, depends on the integrity of their systems and infrastructures and the protection of consumer data.

        The businesses attributed to the Liberty Sirius XM Group and the Formula One Group, including, for example, Sirius XM and Live Nation, involve the receipt and storage of personal information about consumers. While the receipt and storage of such information is subject to regulation by international, federal and state law, and although Sirius XM and Live Nation may take steps to protect personal information, these companies could experience a data security breach, which could result in a disruption of operations and potential violations of applicable privacy laws and other laws or standards which could result in government enforcement actions and private litigation and/or the loss of consumer trust.

We do not have the right to manage our business affiliate, Live Nation, which means we are not able to cause it to operate in a manner that is favorable to us.

        We do not have the right to manage the businesses or affairs of our business affiliate Live Nation, which is attributed to the Liberty Media Group. Rather, our rights take the form of representation on the board of directors and board committees. Although our board representation rights may enable us to exercise influence over the management or policies of Live Nation, they will not enable us to cause Live Nation to take any actions we believe are favorable to us (such as paying dividends or distributions).

Our equity method investment in Live Nation may have a material impact on net earnings of Liberty Media and the Formula One Group.

        We have a significant investment in Live Nation which is attributed to the Formula One Group, which we account for under the equity method of accounting. Under the equity method, we report our proportionate share of the net earnings or losses of our equity affiliates in our statement of operations under "share of earnings (losses) of affiliates," which contributes to our earnings (loss) from continuing operations before income taxes. If the earnings or losses of Live Nation are material in any year, those earnings or losses may have a material effect on our net earnings and those attributed to the Formula One Group. Notwithstanding the impact on our net earnings and those attributed to the Formula One Group, we do not have the ability to cause Live Nation to pay dividends or make other payments or advances to its stockholders, including us. In addition, our investment in Live Nation is in publicly traded securities, which is not reflected at fair value on our balance sheet and subject to market risk that is not directly reflected in our statement of operations.

The liquidity and value of our minority public and private investments may be affected by market conditions beyond our control that could cause us to record losses for declines in their market value.

        Included among our assets are equity interests in one or more publicly-traded companies that are not consolidated subsidiaries or equity affiliates, such as Time Warner Inc. and Viacom, Inc., which are attributed to the Formula One Group. As of September 30, 2016, the market value of these investments totaled $409 million. The value of these interests may be affected by economic and market conditions that are beyond our control and changes in the value of these investments may affect our financial results. In addition, our ability to liquidate these interests without adversely affecting their aggregate value may be limited.

No assurance can be made that we will be successful in integrating any acquired businesses.

        Our businesses attributed to the Liberty Sirius XM Group, the Liberty Braves Group and the Formula One Group may grow through acquisitions in selected markets. Integration of new businesses may present significant challenges, including: realizing economies of scale; eliminating duplicative overhead; and integrating networks, financial systems and operational systems. No assurance can be made that, with respect to any acquisition, we will realize anticipated benefits or successfully integrate any acquired business with our existing operations. In addition, while we intend to implement appropriate controls and procedures as we integrate acquired companies, we may not be able to certify as to the effectiveness of these companies' disclosure controls and procedures or internal control over financial reporting (as required by U.S. federal securities laws and regulations) until we have fully integrated them.

The financial success of the Liberty Braves Group will depend, in large part, on the Major League Baseball club, the Braves, achieving on-field success.

        The financial results of the Liberty Braves Group depend in large part on the ability of the Braves to achieve on-field success. The team's successes in the 1990s and early 2000s generated significant fan enthusiasm, resulting in sustained ticket, premium seating and concession and merchandise sales, and greater shares of local television and radio audiences during that period. Furthermore, during the 15 seasons between 1991 and 2005, success in the regular season permitted participation in Major League Baseball's ("MLB") postseason 14 times, which provided the franchise with additional revenue and income. While the Braves have made the MLB playoffs during two of the past five seasons, there can be no assurance that the team will perform well or qualify for postseason play during the next season or any season thereafter. Poor on-field performance by the Braves is likely to adversely affect the financial performance of the Liberty Braves Group.

The success of the Braves will depend largely on their ability to develop, obtain and retain talented players.

        The success of the Braves depends, in large part, on the ability to develop, obtain and retain talented players. The Braves compete with other MLB baseball teams and teams in other countries for available professional players and top player prospects. There can be no assurance that the Braves will be able to retain players upon expiration of their contracts or identify and obtain or develop new players of adequate talent to replace players who retire or are injured, traded, released or lost to free agency. Even if the Braves are able to retain or obtain players who have had successful amateur or professional careers, or develop talented players through the Braves' minor league affiliates or otherwise, there can be no assurance that such players will perform successfully for the Braves.

The risk of injuries to key or popular players creates uncertainty and could negatively impact financial results.

        A significant portion of the financial results of the Liberty Braves Group will be dependent upon the on-field success of the Braves and injuries to players pose risk. An injury sustained by a key player, or an injury occurring at a key point in the season, could negatively impact the team's performance and decrease the likelihood of postseason play. An injury sustained by a popular player could negatively impact fan enthusiasm, which could negatively impact ticket sales, and other sources of revenue. Furthermore, after the start of each season, all MLB players under contract are generally entitled to all of their contract salary for the season, even after sustaining an injury. Having to compensate a player who is unable to perform for a substantial period of the season, as well as the replacement for the injured player, could create a significant financial burden for the Braves. The Braves have obtained disability insurance for their players signed to multiyear contracts to partially mitigate these risks, but there can be no assurance that such insurance will compensate for all or substantially all of the costs associated with player injuries and such insurance would not serve to mitigate any potential negative impact on the team's performance and revenues.

Focus on team performance, and decisions by MLB may negatively impact financial results in the short-term.

        Management of Braves Holdings focuses on making operational and business decisions that enhance the on-field performance of the Braves and this may sometimes require implementing strategies and making investments that may negatively impact short-term revenues for the sake of immediate on-field success. For example, in order to improve the short-term performance of the team, management may decide to make trades for highly compensated players and sign free agents or current players to high value contracts, which could significantly increase operating expenses for a given year, and which could adversely impact the trading price of the Liberty Braves common stock. Alternatively, management may decide to focus on longer-term success by investing more heavily in the recruiting and development of younger and less expensive talent, which may negatively affect the team's current on-field success and in turn could have a negative impact on ticket sales and other sources of revenues. Braves Holdings must also comply with the rules and decisions of the Office of the Commissioner of Baseball (the "BOC"), which has significant authority over MLB teams and must act in the best interests of MLB as a whole. Such rules and decisions may be inconsistent with strategies adopted by management and may have a negative effect on the near-term value of the Liberty Braves Group.

The organizational structure of MLB and its rules and regulations impose substantial restrictions on the operations of Braves Holdings and its subsidiaries.

        As a condition to maintaining its MLB franchise, each MLB club must comply with the rules and regulations adopted by MLB, as well as a series of other agreements and arrangements that govern the operation and management of an MLB club (collectively, the "MLB Rules and Regulations"). For example, each MLB club is subject to the Major League Constitution, the Major League Rules and the Collective Bargaining Agreement (the "CBA"). In addition, each club is required to appoint one "Control Person" who is acceptable to MLB and the other clubs and who has significant authority over club operations and the club's interaction with MLB. Pursuant to the MLB Rules and Regulations, an MLB club must comply with, among other things, limitations on the amount of debt it can incur, revenue sharing arrangements with the other MLB clubs, commercial arrangements with regard to the national broadcasting of its games and other programming and commercial arrangements relating to the use of its intellectual property. For example, the Braves were not in compliance in 2015 with the rule governing the amount of debt that is permitted to be issued by an MLB club. While the Braves project compliance for 2016, if compliance is not achieved the Braves would be subject to certain remedial measures, including the repayment of outstanding indebtedness. Similarly, the vote of 75% of the MLB clubs is required for the approval of the sale of any MLB club or relocation of a franchise to another city.

        Braves Holdings will be required to abide by any changes to the MLB Rules and Regulations and the adoption of any new MLB Rules and Regulations, irrespective of whether such changes or new arrangements negatively impact Braves Holdings, proportionately or disproportionately, as compared with the other MLB clubs. Further, the Commissioner of Baseball (the "Commissioner") interprets the MLB Rules and Regulations, and Braves Holdings has agreed to submit any and all disputes related to the MLB Rules and Regulations, or disputes involving another MLB club, to the Commissioner as sole arbitrator. The decisions of the Commissioner are binding and not appealable, and therefore Braves Holdings may not resort to the courts or any other means to enforce its rights or contest the application of the MLB Rules and Regulations. No assurance can be given that any changes to the MLB Rules and Regulations, adoption of new MLB Rules and Regulations or decisions made by the Commissioner will not adversely affect Braves Holdings and its financial results.

The possibility of MLB expansion could create increased competition.

        The most recent MLB expansion occurred in 1998. MLB continues to evaluate opportunities to expand into new markets across North America. Because revenues from national broadcasting and licensing agreements are divided equally among all MLB clubs, any such expansion could dilute the revenue realized by Braves Holdings from such agreements and increase competition for talented players among MLB clubs. Any expansion in the Southeast region of the United States, in particular, could also draw fan, consumer and viewership interest away from the Braves.

Viewership, and interest in baseball generally, may fluctuate due to factors outside of our control.

        Viewership of professional baseball has increased significantly in recent years. However, MLB has gone through periods of decreased popularity in the past, and any future decline in television ratings or attendance for MLB as a whole could have an adverse effect on Braves Holdings' financial results. As sporting and entertainment trends change, fans may be drawn to other spectator sports and entertainment options, in spite of on-field success by the Braves.

Broadcasting rights, both national and local, present an important source of revenue for Braves Holdings, and decreases in this broadcasting revenue could have an adverse effect on Braves Holdings' financial results.

        Braves Holdings derives revenue directly from the sale of their local broadcasting rights through individually negotiated carriage agreements. The sale of their national broadcasting rights, together with those of all other MLB teams, is organized through the MLB with all such revenue running through MLB's Central Fund and allocated consistent with the governing documents. Any decline in television ratings, popularity of the Braves specifically, or even MLB as a whole, could adversely affect the revenue that can be derived from the sale of these broadcasting rights. In addition, from time to time, litigation may arise challenging the commercial terms on which this programming is distributed. For example, an antitrust suit was recently brought by a group of television subscribers in which a settlement was reached but which remains subject to court approval. This matter alleges antitrust violations relating to national and local telecast licensing practices, including the granting of certain exclusive rights, the maintaining of home television territories, the manner of granting rights relating to MLB's Extra Innings package, and others. It is not possible to estimate the chances of an unfavorable outcome or the extent of any potential damages. If the settlement is not approved and the plaintiff subscribers are successful in their action, revenue derived from the sale of MLB broadcasting rights may be adversely affected, which would reduce revenue for all MLB teams, including the Braves.

Braves Holdings' need for capital to fund its operations, and to finance construction and development of the Braves' stadium and mixed use development project (the "Development Project"), could negatively impact Braves Holdings' financial condition.

        Braves Holdings generally funds its operating activities through cash flow from operations. If cash flows become insufficient to cover capital needs, Braves Holdings may be required to take on additional indebtedness, but applicable MLB rules limit the aggregate amount of indebtedness that Braves Holdings may incur.

        Braves Holdings has, directly or indirectly through subsidiaries, already taken on a significant level of debt and increased expenses related to the development of the Development Project. Ultimately, Braves Holdings will bear financial responsibility for a projected $280 million in stadium construction costs and $50 million in other ballpark-related costs and equipment, as well as financial responsibility for any cost over-runs. These initiatives have historically been funded from both cash reserves and utilization of a construction loan and two credit facilities. During September 2015, Braves Holdings entered into a $345 million term loan. As of September 30, 2016, Braves Holdings has borrowed approximately $186 million under the term loan and the two credit facilities. In addition, Braves Holdings-affiliated entities will be responsible for approximately $490 million of the development costs of a planned mixed-use development surrounding the stadium complex, which Braves Holdings intends to fund with a mix of approximately $200 million in equity and $290 million of new debt. In December 2015, certain subsidiaries of Braves Holdings entered into three separate credit facilities totaling $207 million to fund a portion of the mixed use development costs. As of September 30, 2016, $34 million was drawn under these facilities and approximately 464,323 Time Warner shares were pledged as collateral to these facilities. These expenditures will increase the Braves Holdings' costs and indebtedness in the near term, which could have a negative impact on Braves Holdings' credit worthiness.

The financial performance of Braves Holdings may be materially adversely affected if it does not experience the anticipated benefits of the Development Project in the near term or at all.

        Braves Holdings is incurring a significant amount of capital expenditures and indebtedness in connection with the Development Project, which includes construction and development of the Development Project. Although the Braves Holdings believes that the new stadium and mixed use development will result in a material increase in revenue over the short and long term, including as a result of increased game attendance and rental income from the mixed use development, no assurance can be given that attendance will increase as anticipated or that the potential benefits of the mixed-use development will be fully realized. Further, the Braves Holdings may incur unexpected costs associated with the disruption of its operations in connection with the move of its entire organization and fan base (including season ticket holders) out of Turner Field. To the extent that the anticipated benefits of the Development Project do not materialize and Braves Holdings does not experience the expected increase in revenue, its increased costs, including its new debt service obligations, could materially adversely affect Braves Holdings' financial results.

Development activities, such as those associated with the Development Project, are subject to significant risks.

        Risks associated with real estate development projects, such as the Development Project, relate to, among other items, adverse changes in national market conditions (which can result from political, regulatory, economic or other factors), changes in interest rates, competition for, and the financial condition of, tenants, the cyclical nature of property markets, adverse local market conditions, changes in the availability of debt financing, real estate tax rates and other operating expenses, zoning laws and other governmental rules and fiscal policies, energy prices, population trends, risks and operating problems arising out of the presence of certain construction materials, acts of God, uninsurable losses and other factors which are beyond the control of the developer and may make the underlying investments economically unattractive. In addition, development activities involve the risk that construction may not be completed within budget or on schedule because of cost overruns, work stoppages, shortages of building materials, the inability of contractors to perform their obligations under construction contracts, defects in plans and specifications or various other factors, including natural disasters. Any of these risks could result in substantial unanticipated delays or expenses associated with the Development Project, which could have an adverse effect on Braves Holdings' financial condition.

Braves Holdings has no operating history managing mixed use development projects.

        Management of Braves Holdings has a long history as an operator of a professional baseball franchise, but has never before managed a mixed use development project similar to the Development Project. As with any expansion into a new business area, management of Braves Holdings may not initially have the expertise necessary to fully realize the projected benefits of the mixed use development. This lack of relevant experience, among other things, may result in Braves Holdings being unable to achieve its goals for the Development Project. The return on Braves Holdings' significant investment in the mixed use development cannot be predicted reliably and the ability of Braves Holdings to realize expected financial results relating to its management of the Development Project is subject to significant uncertainties and contingencies and may change materially in response to one or more future events.

Certain covenants included in the documents governing the indebtedness incurred in connection with the Development Project impose limitations on the liquidity of Braves Holdings.

        The agreements governing the indebtedness incurred, directly or indirectly, by Braves Holdings, include certain covenants that limit the ability of Braves Holdings to sell or otherwise transfer control over certain assets or equity interests of affiliated entities. These covenants could limit the flexibility of Braves Holdings to react to changing or adverse market conditions, or developments relating to the Development Project, which could have an adverse effect on the financial condition of Braves Holdings.

Our company has overlapping directors and management with Liberty Interactive Corporation ("Liberty Interactive"), Liberty Broadband, Liberty TripAdvisor Holdings, Inc. ("TripCo") and Liberty Expedia Holdings, Inc. ("Expedia Holdings"), which may lead to conflicting interests.

        As a result of the separation of Liberty Interactive's Liberty Capital and Liberty Starz tracking stock groups from its Liberty Interactive tracking stock group in September 2011, the Broadband Spin-Off, Liberty Interactive's spin-off of TripCo in August 2014 and of Liberty Expedia in November 2016, most of the executive officers of Liberty Media also serve as executive officers of Liberty Interactive, Liberty Broadband, TripCo and Expedia Holdings and there are overlapping directors. None of these companies has any ownership interest in any of the others. Our executive officers and members of our company's board of directors have fiduciary duties to our stockholders. Likewise, any such persons who serve in similar capacities at Liberty Interactive, Liberty Broadband, TripCo or Expedia Holdings have fiduciary duties to that company's stockholders. For example, there may be the potential for a conflict of interest when our company, Liberty Interactive, Liberty Broadband, TripCo or Expedia Holdings pursues acquisitions and other business opportunities that may be suitable for each of them. Therefore, such persons may have conflicts of interest or the appearance of conflicts of interest with respect to matters involving or affecting more than one of the companies to which they owe fiduciary duties. Moreover, most of our company's directors and officers continue to own Liberty Interactive, Liberty Broadband, TripCo and Expedia Holdings stock and options to purchase stock in those companies. These ownership interests could create, or appear to create, potential conflicts of interest when the applicable individuals are faced with decisions that could have different implications for our company, Liberty Interactive, Liberty Broadband, TripCo and/or Expedia Holdings. Any potential conflict that qualifies as a "related party transaction" (as defined in Item 404 of Regulation S-K under the Securities Act) is subject to review by an independent committee of the applicable issuer's board of directors in accordance with its corporate governance guidelines. Each of Liberty Broadband, TripCo and Expedia Holdings has renounced its rights to certain business opportunities and each company's restated certificate of incorporation contains provisions deeming directors and officers not in breach of their fiduciary duties in certain cases for directing a corporate opportunity to another person or entity (including Liberty Interactive, Liberty Broadband, TripCo and Expedia Holdings) instead of such company. Any other potential conflicts that arise will be addressed on a case-by-case basis, keeping in mind the applicable fiduciary duties owed by the executive officers and directors of each issuer. From time to time, we may enter into transactions with Liberty Interactive, Liberty Broadband, TripCo, Expedia Holdings and/or their subsidiaries or other affiliates. There can be no assurance that the terms of any such transactions will be as favorable to our company, Liberty Interactive, Liberty Broadband, TripCo, Expedia Holdings or any of their respective subsidiaries or affiliates as would be the case where there is no overlapping officer or director.

Risks Relating to Our Common Stock due to our Tracking Stock Capitalization

Holders of Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock are common stockholders of our company and, therefore, are subject to risks associated with an investment in our company as a whole, even if a holder does not own shares of common stock of all of our groups.

        Even though we have attributed, for financial reporting purposes, all of our consolidated assets, liabilities, revenue, expenses and cash flows among the Liberty SiriusXM Group, the Liberty Braves Group and the Formula One Group in order to prepare the separate financial statement schedules for each of those groups, we retain legal title to all of our assets and our tracking stock capitalization does not limit our legal responsibility, or that of our subsidiaries, for the liabilities included in any set of financial statement schedules. Holders of Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock do not have any legal rights related to specific assets attributed to their associated group and, in any liquidation, holders of Liberty SiriusXM common stock, holders of Liberty Braves common stock and holders of Liberty Formula One common stock will be entitled to receive a pro rata share of our available net assets based on their respective numbers of liquidation units.

Our board of directors' ability to reattribute businesses, assets and expenses between and among tracking stock groups may make it difficult to assess the future prospects of our tracking stock groups based on past performance.

        Our board of directors is vested with discretion to reattribute businesses, assets and liabilities that are attributed to one tracking stock group to another tracking stock group, without the approval of any of our stockholders. Any such reattribution made by our board, as well as the existence, in and of itself, of the right to effect a reattribution may impact the ability of investors to assess the future prospects of the businesses and assets attributed to a tracking stock group, including liquidity and capital resource needs, based on past performance. Stockholders may also have difficulty evaluating the liquidity and capital resources of the businesses and assets attributed to each group based on past performance, as our board of directors may use one group's liquidity to fund another group's liquidity and capital expenditure requirements through the use of inter-group loans and inter-group interests.

We could be required to use assets attributed to one group to pay liabilities attributed to another group.

        The assets attributed to one group are potentially subject to the liabilities attributed to another group, even if those liabilities arise from lawsuits, contracts or indebtedness that are attributed to such other group. While our current management and allocation policies provide that reattributions of assets between groups will result in the creation of an inter-group loan or an inter-group interest or an offsetting reattribution of cash or other assets, no provision of our current charter prevents us from satisfying liabilities of one group with assets of another group, and our creditors are not in any way limited by our tracking stock capitalization from proceeding against any assets they could have proceeded against if we did not have a tracking stock capitalization.

The market price of Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock may not reflect the performance of the businesses and assets attributed to the Liberty SiriusXM Group, the Liberty Braves Group and the Formula One Group, respectively, as we intend.

        We cannot assure you that the market price of the common stock related to a group will, in fact, reflect the performance of the group of businesses, assets and liabilities attributed to that group. Holders of Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock are common stockholders of our company as a whole and, as such, are subject to all risks associated with an investment in our company and all of our businesses, assets and liabilities. As a result, the market price of each tracking stock may, in part, reflect events that are intended to be reflected or tracked by a different tracking stock of our company. In addition, investors may discount the value of the stock related to a group because it is part of a common enterprise rather than a stand-alone entity.

The market price of Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock may be volatile, could fluctuate substantially and could be affected by factors that do not affect traditional common stock.

        The market prices of Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock may be materially affected by, among other things:

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  actual or anticipated fluctuations in a group's operating results or in the operating results of particular companies attributable to such group;

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  potential acquisition activity by our company (regardless of the group to which it is attributed) or the companies in which we invest;

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  issuances of debt or equity securities to raise capital by our company or the companies in which we invest and the manner in which that debt or the proceeds of an equity issuance are attributed to each of the groups;

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  changes in financial estimates by securities analysts regarding Liberty SiriusXM common stock, Liberty Braves common stock or Liberty Formula One common stock or the companies attributable to our tracking stock groups;

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  the complex nature and the potential difficulties investors may have in understanding the terms of our three tracking stocks, as well as concerns regarding the possible effect of certain of those terms on an investment in our stocks; and

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  general market conditions.

The market value of Liberty SiriusXM common stock, Liberty Braves common stock or Liberty Formula One common stock could be adversely affected by events involving the assets and businesses attributed to one or more of the other groups.

        Because we are the issuer of Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock, an adverse market reaction to events relating to the assets and businesses attributed to one of our groups, such as earnings announcements or announcements of new products or services, acquisitions or dispositions that the market does not view favorably, may cause an adverse market reaction in the common stock of the other groups. This could occur even if the triggering event is not material to us as a whole. Certain events may also have a greater impact on one group than the same triggering event would have on another group due to the asset composition of the affected group. In addition, the incurrence of significant indebtedness by us or any of our subsidiaries on behalf of one group, including indebtedness incurred or assumed in connection with acquisitions of or investments in businesses, could affect our credit rating and that of our subsidiaries and, therefore, could increase the borrowing costs of businesses attributable to our other groups or the borrowing costs of our company as a whole.

We may not pay dividends equally or at all on Liberty SiriusXM common stock, Liberty Braves common stock or Liberty Formula One common stock.

        We do not presently intend to pay cash dividends on Liberty SiriusXM common stock, Liberty Braves common stock or Liberty Formula One common stock for the foreseeable future. However, we have the right to pay dividends on the shares of common stock related to each group in equal or unequal amounts, and we may pay dividends on the shares of common stock related to one group and not pay dividends on shares of common stock related to another group. In addition, any dividends or distributions on, or repurchases of, shares relating to a group will reduce our assets legally available to be paid as dividends on the shares relating to another group.

Our tracking stock capital structure could create conflicts of interest, and our board of directors may make decisions that could adversely affect only some holders of our common stock.

        Our tracking stock capital structure could give rise to occasions when the interests of holders of stock related to one group might diverge or appear to diverge from the interests of holders of stock related to one or both of the other groups. In addition, given the nature of their businesses, there may be inherent conflicts of interests between the Liberty SiriusXM Group, the Liberty Braves Group and the Formula One Group. Our tracking stock groups are not separate entities and thus holders of Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock do not have the right to elect separate boards of directors. As a result, our company's officers and directors owe fiduciary duties to our company as a whole and all of our stockholders as opposed to only holders of a particular group. Decisions deemed to be in the best interest of our company and all of our stockholders may not be in the best interest of a particular group or groups when considered independently. Examples include:

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  decisions as to the terms of any business relationships that may be created between groups, such as between the Liberty SiriusXM Group and the Liberty Braves Group or between the Liberty SiriusXM Group and the Formula One Group;

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  the terms of any reattributions of assets between one or more groups;

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  decisions as to the allocation of consideration among the holders of Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock, or among the series of stocks relating to our groups, to be received in connection with a merger involving our company;

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  decisions as to the allocation of corporate opportunities between the groups, especially where the opportunities might meet the strategic business objectives of more than one group;

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  decisions as to operational and financial matters that could be considered detrimental to one or more groups but beneficial to another;

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  decisions as to the conversion of shares of common stock of one group into shares of common stock of another;

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  decisions regarding the creation of, and, if created, the subsequent increase or decrease of any inter-group interest that one group may own in another group;

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  decisions as to the internal or external financing attributable to businesses or assets attributed to any of our groups;

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  decisions as to the dispositions of assets of any of our groups; and

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  decisions as to the payment of dividends on the stock relating to any of our groups.

Our directors' or officers' equity ownership may create or appear to create conflicts of interest.

        If directors or officers own disproportionate interests (in percentage or value terms) in Liberty SiriusXM common stock, Liberty Braves common stock or Liberty Formula One common stock, that disparity could create or appear to create conflicts of interest when they are faced with decisions that could have different implications for the holders of Liberty SiriusXM common stock, Liberty Braves common stock or Liberty Formula One common stock.

Other than pursuant to the management and allocation policies, we have not adopted any specific procedures for consideration of matters involving a divergence of interests among holders of shares of stock relating to our three groups, or among holders of different series of stock relating to a specific group.

        Rather than develop additional specific procedures in advance, our board of directors intends to exercise its judgment from time to time, depending on the circumstances, as to how best to:

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  obtain information regarding the divergence (or potential divergence) of interests;

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  determine under what circumstances to seek the assistance of outside advisers;

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  determine whether a committee of our board of directors should be appointed to address a specific matter and the appropriate members of that committee; and

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  assess what is in our company's best interests and the best interests of all of our stockholders.

Our board of directors believes the advantage of retaining flexibility in determining how to fulfill its responsibilities in any such circumstances as they may arise outweighs any perceived advantages of adopting additional specific procedures in advance.

        Our board of directors may change the management and allocation policies to the detriment of one or more groups without stockholder approval. Our board of directors has adopted certain management and allocation policies to serve as guidelines in making decisions regarding the relationships among the Liberty SiriusXM Group, the Liberty Braves Group and the Formula One Group with respect to matters such as tax liabilities and benefits, inter-group loans, inter-group interests, attribution of assets, financing alternatives, corporate opportunities and similar items. These policies also set forth the initial focuses and strategies of these groups and the initial attribution of our businesses, assets and liabilities among them. These policies are not included in the current charter. Our board of directors may at any time change or make exceptions to these policies. Because these policies relate to matters concerning the day-to-day management of our company as opposed to significant corporate actions, such as a merger involving our company or a sale of substantially all of our assets, no stockholder approval is required with respect to their adoption or amendment. A decision to change, or make exceptions to, these policies or adopt additional policies could disadvantage one or more groups while advantaging the other(s).

Holders of shares of stock relating to a particular group may not have any remedies if any action by our directors or officers has an adverse effect on only that stock, or on a particular series of that stock.

        Principles of Delaware law and the provisions of our current charter may protect decisions of our board of directors that have a disparate impact upon holders of shares of stock relating to a particular group, or upon holders of any series of stock relating to a particular group. Under Delaware law, the board of directors has a duty to act with due care and in the best interests of all of our stockholders, regardless of the stock, or series, they hold. Principles of Delaware law established in cases involving differing treatment of multiple classes or series of stock provide that a board of directors owes an equal duty to all stockholders and does not have separate or additional duties to any subset of stockholders. Judicial opinions in Delaware involving tracking stocks have established that decisions by directors or officers involving differing treatment of holders of tracking stocks may be judged under the business judgment rule. In some circumstances, our directors or officers may be required to make a decision that is viewed as adverse to the holders of shares relating to a particular group or to the holders of a particular series of that stock. Under the principles of Delaware law and the business judgment rule referred to above, you may not be able to successfully challenge decisions that you believe have a disparate impact upon the stockholders of one of our groups if a majority of our board of directors is disinterested and independent with respect to the action taken, is adequately informed with respect to the action taken and acts in good faith and in the honest belief that the board is acting in the best interest of Liberty Media and all of our stockholders.

Stockholders will not vote on how to attribute consideration received in connection with a merger involving our company among holders of Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock.

        Our current charter does not contain any provisions governing how consideration received in connection with a merger or consolidation involving our company is to be attributed to the holders of Liberty SiriusXM common stock, holders of Liberty Braves common stock and holders of Liberty Formula One common stock or to the holders of different series of stock, and none of the holders of Liberty SiriusXM common stock, Liberty Braves common stock or Liberty Formula One common stock will have a separate class vote in the event of such a merger or consolidation. Consistent with applicable principles of Delaware law, our board of directors will seek to divide the type and amount of consideration received in a merger or consolidation involving our company among holders of Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock in a fair manner. As the different ways the board of directors may divide the consideration between holders of stock relating to the different groups, and among holders of different series of a particular stock, might have materially different results, the consideration to be received by holders of Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock in any such merger or consolidation may be materially less valuable than the consideration they would have received if they had a separate class vote on such merger or consolidation.

We may dispose of assets of the Liberty SiriusXM Group, the Liberty Braves Group or the Formula One Group without your approval.

        Delaware law requires stockholder approval only for a sale or other disposition of all or substantially all of the assets of our company taken as a whole, and our current charter does not require a separate class vote in the case of a sale of a significant amount of assets of any of our groups. As long as the assets attributed to the Liberty SiriusXM Group, the Liberty Braves Group or the Formula One Group proposed to be disposed of represent less than substantially all of our assets, we may approve sales and other dispositions of any amount of the assets of such group without any stockholder approval.

        If we dispose of all or substantially all of the assets attributed to any group (which means, for this purpose, assets representing 80% of the fair market value of the total assets of the disposing group, as determined by our board of directors), we would be required under the terms of our current charter, if the disposition is not an exempt disposition under the terms of our current charter, to choose one or more of the following three alternatives:

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  declare and pay a dividend on the disposing group's common stock;

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  redeem shares of the disposing group's common stock in exchange for cash, securities or other property; and/or

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  convert all or a portion of the disposing group's outstanding common stock into common stock of another group.

        In this type of a transaction, holders of the disposing group's common stock may receive less value than the value that a third-party buyer might pay for all or substantially all of the assets of the disposing group.

        Our board of directors will decide, in its sole discretion, how to proceed and is not required to select the option that would result in the highest value to holders of any stock related to a particular group.

Holders of Liberty SiriusXM common stock, Liberty Braves common stock or Liberty Formula One common stock may receive less consideration upon a sale of the assets attributed to that group than if that group were a separate company.

        If the Liberty SiriusXM Group, the Liberty Braves Group or the Formula One Group were a separate, independent company and its shares were acquired by another person, certain costs of that sale, including corporate level taxes, might not be payable in connection with that acquisition. As a result, stockholders of a separate, independent company with the same assets might receive a greater amount of proceeds than the holders of Liberty SiriusXM common stock, Liberty Braves common stock or Liberty Formula One common stock would receive upon a sale of all or substantially all of the assets of the group to which their shares relate. In addition, we cannot assure you that in the event of such a sale the per share consideration to be paid to holders of Liberty SiriusXM common stock, Liberty Braves common stock or Liberty Formula One common stock, as the case may be, will be equal to or more than the per share value of that share of stock prior to or after the announcement of a sale of all or substantially all of the assets of the applicable group. Further, there is no requirement that the consideration paid be tax-free to the holders of the shares of common stock related to that group. Accordingly, if we sell all or substantially all of the assets attributed to the Liberty SiriusXM Group, the Liberty Braves Group or the Formula One Group, our stockholders could suffer a loss in the value of their investment in our stock.

In the event of a liquidation of Liberty Media, holders of Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock will not have a priority with respect to the assets attributed to the related tracking stock group remaining for distribution to stockholders.

        Under our current charter, upon Liberty Media's liquidation, dissolution or winding up, holders of Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock will be entitled to receive, in respect of their shares of such stock, their proportionate interest in all of Liberty Media's assets, if any, remaining for distribution to holders of common stock in proportion to their respective number of "liquidation units" per share. Relative liquidation units were initially determined based on the volume weighted average prices of the Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock over the 20 trading day period which commenced shortly after the initial filing of the current charter and the fraction of a liquidation unit related to each share of Liberty Braves common stock was further adjusted in connection with the rights distribution in May 2016. Hence, the assets to be distributed to a holder of either tracking stock upon a liquidation, dissolution or winding up of Liberty Media will have nothing to do with the value of the assets attributed to the related tracking stock group or to changes in the relative value of the Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock over time.

Our board of directors may elect to convert the common stock relating to one group into common stock relating to another group, thereby changing the nature of your investment and possibly diluting your economic interest in our company, which could result in a loss in value to you.

        Our current charter permits our board of directors to convert all of the outstanding shares of common stock relating to any of our groups into shares of common stock of another group on specified terms. A conversion would preclude the holders of stock related to each group involved in such conversion from retaining their investment in a security that is intended to reflect separately the performance of the relevant group. We cannot predict the impact on the market value of our stock of (1) our board of directors' ability to effect any such conversion or (2) the exercise of this conversion right by our board. In addition, our board of directors may effect such a conversion at a time when the market value of our different stocks could cause the stockholders of one group to be disadvantaged.

Holders of Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock vote together and have limited separate voting rights.

        Holders of Series A and Series B Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock vote together as a single class, except in certain limited circumstances prescribed by our current charter and under Delaware law. Each share of Series B common stock of each group has ten votes per share, and each share of Series A common stock of each group has one vote per share. Holders of Series C common stock of each group have no voting rights, other than those required under Delaware law. When holders of Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock vote together as a single class, holders having a majority of the votes are in a position to control the outcome of the vote even if the matter involves a conflict of interest among our stockholders or has a greater impact on one group than another.

Transactions in Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock by our insiders could depress the market price of those stocks.

        Sales of, or hedging transactions such as collars relating to, shares of Liberty SiriusXM common stock, Liberty Braves common stock or Liberty Formula One common stock by our Chairman of the Board, or any of our other directors or executive officers, could cause a perception in the marketplace that the stock price of the relevant shares has peaked or that adverse events or trends have occurred or may be occurring at our company or the group to which the shares relates. This perception can result notwithstanding any personal financial motivation for these transactions. As a result, insider transactions could depress the market price for shares of the Liberty SiriusXM common stock, Liberty Braves common stock or Liberty Formula One common stock.

Our current charter includes restrictions on the share ownership of Liberty Braves common stock by certain persons, which if triggered would result in an immediate transfer of the applicable number of shares to a trust for the benefit of the holder.

        To comply with the policies of the MLB, our current charter provides that (i) employees of MLB and related entities may not own Liberty Braves common stock, (ii) persons who are employed by or otherwise associated with an MLB club other than the Braves may not own 5% or more of the number of outstanding shares of Liberty Braves common stock, and (iii) no person may own 10% or more of the number of outstanding shares of Liberty Braves common stock unless, in the case of this clause (iii), such person is expressly approved by the BOC or qualifies as an exempt person (which is generally defined to include our Chairman John C. Malone, Chief Executive Officer Gregory B. Maffei, the Chairman of Braves Holdings, LLC Terence McGuirk and certain of their related persons). In the event that a holder attempts to acquire shares of Liberty Braves common stock in violation of this charter provision, the applicable shares will automatically be transferred to a trust which will sell the shares for the benefit of the holder (subject to certain exceptions, such as in the event of an inadvertent violation of the restrictions described in clause (ii) or (iii) above which is cured within the applicable time frame). No assurance can be given that the trust will be able to sell the shares at a price that is equal to or greater than the price paid by the holder. In addition, the holder's right to receive the net proceeds of the sale, as well as any dividends or other distributions to which the holder would otherwise be entitled, will be subject to the holder's compliance with the applicable mechanics included in our current charter.

Our capital structure, as well as the fact that the Liberty SiriusXM Group, the Liberty Braves Group and the Formula One Group are not independent companies, may inhibit or prevent acquisition bids for the businesses attributed to the Liberty SiriusXM Group, the Liberty Braves Group or the Formula One Group and may make it difficult for a third party to acquire us, even if doing so may be beneficial to our stockholders.

        If the Liberty SiriusXM Group, the Liberty Braves Group and the Formula One Group were separate independent companies, any person interested in acquiring the Liberty SiriusXM Group, the Liberty Braves Group or the Formula One Group without negotiating with management could seek control of that group by obtaining control of its outstanding voting stock, by means of a tender offer or a proxy contest. Although we intend Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock to reflect the separate economic performance of the Liberty SiriusXM Group, the Liberty Braves Group and the Formula One Group, respectively, those groups are not separate entities and a person interested in acquiring only one group without negotiation with our management could obtain control of that group only by obtaining control of a majority in voting power of all of the outstanding voting shares of our company. The existence of shares of common stock, and different series of shares, relating to different groups could present complexities and in certain circumstances pose obstacles, financial and otherwise, to an acquiring person that are not present in companies that do not have a capital structure similar to ours.

        Certain provisions of our current charter and bylaws may discourage, delay or prevent a change in control of our company that a stockholder may consider favorable. These provisions include:

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  authorizing a capital structure with multiple series of common stock: a Series B common stock related to each group that entitles the holders to ten votes per share, a Series A common stock related to each group that entitles the holder to one vote per share, and a Series C common stock related to each group that, except as otherwise required by Delaware law, entitles the holder to no voting rights;

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  classifying our board of directors with staggered three-year terms, which may lengthen the time required to gain control of our board of directors;

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  limiting who may call special meetings of stockholders;

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  prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of the stockholders;

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  establishing advance notice requirements for nominations of candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;

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  requiring stockholder approval by holders of at least 66 2/3% of our aggregate voting power or the approval by at least 75% of our board of directors with respect to certain extraordinary matters, such as a merger or consolidation of our company, a sale of all or substantially all of our assets or an amendment to our current charter; and

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  the existence of authorized and unissued stock, including "blank check" preferred stock, which could be issued by our board of directors to persons friendly to our then current management, thereby protecting the continuity of our management, or which could be used to dilute the stock ownership of persons seeking to obtain control of our company.

        Liberty Media's Chairman, John C. Malone, beneficially owns shares (based on outstanding share information as of October 31, 2016) representing the power to direct approximately 47.6% of the aggregate voting power in Liberty Media, due to his beneficial ownership of approximately 95.8% of the outstanding shares of each of the Series B Liberty SiriusXM common stock, the Series B Liberty Braves common stock and the Series B Liberty Formula One common stock.

Risks Relating to the Formula 1 Acquisition

Liberty Media has incurred significant costs and expenses in connection with the Formula 1 Acquisition.

        Liberty Media has incurred significant non-recurring costs in connection with the consummation of the Formula 1 Acquisition, including advisory, legal and other transaction costs. A majority of these costs have already been incurred, and it is expected that additional costs will be incurred. Many of the expenses to be incurred by Liberty Media are by their nature difficult to estimate accurately at the present time, and management of Liberty Media continues to assess the magnitude of these costs as well as additional unanticipated costs that may be incurred in connection with the acquisition. Although Liberty Media expects that the realization of benefits related to the Formula 1 Acquisition will offset such costs and expenses over time, no assurances can be made that this net benefit will be achieved in the near term, or at all.

Uncertainties among counterparties and employees of Formula 1 could adversely affect the value of Formula 1 following the closing.

        Uncertainty about the effect of the acquisition could negatively impact Formula 1's relationship with its counterparties (such as those to race promotion, broadcasting, advertising, sponsorship and other commercial agreements) and employees of Formula 1, which may have an adverse effect on Formula 1 and, consequently, on Liberty Media following completion of the acquisition. These uncertainties may impair Formula 1's ability to attract, retain and motivate key personnel for a period of time following the completion of the Formula 1 Acquisition, and could cause Formula 1's counterparties (including to race promotion, broadcasting, advertising, sponsorship or other commercial agreements), the Teams and others who deal with Formula 1 to seek to change their existing business relationships with Formula 1. Employee retention may be particularly challenging because employees may experience uncertainty about their post-closing roles. If key employees depart despite Formula 1's and Liberty Media's efforts to retain them, the value of the Formula 1 business could be harmed, and the expected benefits of the acquisition may not be realized in full.

Liberty Media may fail to realize the potential benefits of the Formula 1 Acquisition in a timely manner or at all.

        Liberty Media believes there are significant benefits that may be realized by acquiring the Formula 1 business and leveraging Liberty Media's expertise in live events and digital monetization. However, the efforts to realize these benefits will be a complex process and may disrupt both companies' existing operations if not implemented in a timely and efficient manner. If the management teams of Liberty Media and Formula 1 are unable to minimize the potential disruption to their respective businesses and operations during this period, Liberty Media may not fully realize the anticipated benefits of the acquisition of Formula 1. Realizing the benefits of the acquisition may depend in part on the efficient coordination and alignment of various functions. Liberty Media may encounter difficulties, costs and delays as a result of the acquisition, including the following, any of which could harm its results of operations, businesses, financial condition and/or the price of its stock:

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  conflicts between business cultures;

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  difficulties and delays in the coordination and alignment of business relationships and other functions of Liberty Media and Formula 1;

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  the diversion of management's attention from the normal daily operations of its business;

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  complexities associated with leveraging Liberty Media's live events and digital monetization expertise while supporting different business models;

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  potential conflicts with Formula 1 counterparties;

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  loss of key employees and disruptions among employees at Formula 1 that may result in the loss of valuable experience and capabilities and erode employee morale; and

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  failure to achieve anticipated levels of revenue, profitability or productivity for the Formula 1 business.

        Failure to implement, or problems with implementing, the post-acquisition strategy for Formula 1 may also adversely affect the trading price of the Formula One Group tracking stock (including FWONK).

Liberty Media may be unable to cause Formula 1 to take certain corporate actions.

        A portion of the consideration paid by Liberty Media for the acquisition of Formula 1 was financed by $351 million of Exchangeable Notes. The Exchangeable Notes, which will mature 30 months after completion of the Second Closing, will be exchangeable by the holders at any time for shares of FWONK or, at Delta Topco's option, cash. Under the Exchangeable Notes, the holder which, together with its affiliates, holds the greatest principal amount of Exchangeable Notes (the "Noteholder representative") has veto rights over certain actions proposed to be taken by Formula 1, including the termination of certain key executives, material business transactions, a change in control of Formula 1, issuances of securities and amendments to or terminations of certain material business contracts. These veto rights will expire upon the earlier of the maturity date of the Exchangeable Notes and the date the outstanding principal amount of the Exchangeable Notes is less than 30% of the outstanding principal amount issued at the Second Closing. Until the veto rights expire, Liberty Media may be unable to cause Formula 1 to take certain corporate actions that Liberty Media believes would be in the best interests of its Media Group.

One or more representatives of the Formula 1 Selling Shareholders may be able to exercise significant influence over Liberty Media corporate transactions and other matters as a result of Liberty Media's agreement to appoint a nominee designated by the Formula 1 Selling Shareholders to its Board of Directors and to provide certain shareholder protections to the Formula 1 Selling Shareholders under the shareholders agreement.

        At the closing under the Second SPA, Liberty Media and the Selling Shareholders entered into the shareholders agreement. Pursuant to the shareholders agreement, Liberty Media has agreed to increase the number of members constituting its board of directors from nine to ten, and to appoint a nominee of the Selling Shareholders to serve on the board of directors of Liberty Media (subject to certain exceptions) for a term of 30 months following the Second Closing. This director, along with two of Liberty Media's independent directors, will serve on a new committee of the board of directors of Liberty Media that will review and approve certain actions by Liberty Media relating to or affecting the Media Group. Additionally, the shareholders agreement grants one or more representatives of the Formula 1 Selling Shareholders veto rights, during the restriction period (as defined below), over certain actions proposed to be taken by Liberty Media, including, with certain exceptions, the creation of other classes of stock intended to track the economic performance of Formula 1 and the issuance of any equity interest relating to any series of Formula One Group tracking stock. The "restriction period" lasts from the Second Closing until the first to occur of (A) the date on which the number of shares of Series C Liberty Formula One common stock collectively owned by the Formula 1 Selling Shareholders (plus the shares that may be issued upon the exchange of any Exchangeable Notes outstanding) is less than 42,333,020 shares and (B) the date that is 30 months from the date of the Second Closing.

        The shareholders agreement further provides that Liberty Media will not combine its Formula One Group with another Liberty Media tracking stock group during the restriction period unless there is a change in tax law or related guidance or interpretation which is reasonably likely to result in unfavorable tax treatment to Liberty Media or its stockholders. As a result of these rights under the shareholders agreement, the representative(s) of the Formula 1 Selling Shareholders, who may have interests different from those of other stockholders of Liberty Media, will be able to exercise significant influence over certain matters relating to the governance of Liberty Media during the restriction period, including in certain circumstances the approval of significant corporate actions such as business combination transactions and issuances of certain securities.

The Teams have certain governance rights under the Current Concorde Arrangements and the organizational documents of Delta Topco that may limit or, at a minimum, influence actions that Liberty Media may seek to cause Formula 1 to take.

        The Teams are entitled to certain consent rights under the Current Concorde Arrangements (a series of governance and regulatory agreements among the stakeholders in Formula 1), including in relation to the number of Events in a season exceeding 20 (or 17 if the number of Events that are held outside Europe, the US or Canada exceeds 60% or more of the total number of Events in that season) and the introduction of new sporting and technical regulations applying to the World Championship. Also, under the Current Concorde Arrangements, the Longest Standing Team (as defined below) has a consent right over certain nominees for appointment as a new chief executive of Formula 1 and certain rights with respect to the termination of the current chief executive of Formula 1. Further, the team agreements with McLaren and Mercedes grant the corporate parent of each of those Teams (McLaren Group Limited and Daimler AG, respectively) the right to appoint a director of Delta Topco until December 31, 2020 or the termination of the relevant team agreement, if earlier, and Ferrari has an equivalent right, pursuant to a provision contained in all of the team agreements granting that right to the Longest Standing Team that has competed in the World Championship for the greatest number of seasons since 1950 (the "Longest Standing Team") (each such director, a "Team Director"). The right with respect to the Longest Standing Team is also reflected in the organizational documents of Delta Topco. The Longest Standing Team's Team Director has the right to sit on the audit and ethics and nomination committees of Delta Topco and any standing or ad hoc committees of Delta Topco established to monitor the strategic development of Formula 1's business. The Longest Standing Team's Team Director also has influence in relation to the removal or appointment of Formula 1's chief executive, by virtue of being a member of the nomination committee of Delta Topco. Mercedes' Team Director is currently a member of the nomination committee of Delta Topco, although he is not appointed by right. The interests or opinions of the Teams with regard to certain actions proposed to be taken by Formula 1 may differ from those of Liberty Media. In such event, the Teams may be able to block these actions or, at a minimum, cause their interests or opinions to be considered by the Delta Topco board of directors.

Risks Relating to the Formula 1 Business

There could be a decline in the popularity of Formula 1 which may have a material adverse effect on Formula 1's ability to exploit its commercial rights to the World Championship.

        The success of Formula 1's business and its ability to profitably renew or enter into beneficial new commercial arrangements, including race promotion, broadcasting, advertising and sponsorship contracts, is largely dependent upon the continued popularity of the World Championship. Similarly, the sponsorship and other revenue generation of the Teams are dependent on such continued popularity and, if such revenues decreased, it may impact their ability or willingness to continue participating in the World Championship. The popularity of Formula 1, globally and in particular countries and regions, may be influenced by competition from any rival championship and other forms of motor sport or similar entertainment which challenge Formula 1's position and reputation as the pinnacle of world motor sport, the continued participation of the leading Teams, the perceived entertainment value of the World Championship, changes in societal views on automobiles more generally and an unfavorable economic climate which may discourage fans from attending Events or make it more difficult to expand into new markets, all of which could change rapidly and cannot be predicted. See "—Rival motor sport events could be established, involving existing Teams or different Teams, that could lead to fewer Teams and race circuits and diminish the competitive position of Formula 1." Formula 1 also faces stiff competition from other live sporting events, and with sporting events delivered over television networks, radio, the Internet and online services, mobile applications and other alternative sources, as well as from the availability of alternative forms of entertainment and leisure activities. Formula 1 competes for attendance, viewership and advertising with a wide range of alternatives, such as top flight soccer leagues in many of its non-U.S. markets. As a result of the large number of options available, Formula 1 faces strong competition for the attention of sports fans.

        Further, a scandal which undermines the credibility of the sport, such as a race fixing scandal, or accident could also impact the popularity of Formula 1. In particular regions, the popularity of the World Championship varies depending upon the participation and performance of drivers and Teams from that region. There is no assurance that Formula 1 will be able to compete effectively with other forms of sports or entertainment or that the World Championship will maintain its popularity either globally or in any particular country or region. Any decrease in the continued popularity of the World Championship may affect Formula 1's ability to enter into or renew race promotion, broadcasting, advertising, sponsorship or other commercial agreements which may materially and adversely affect Formula 1's business, financial condition, results of operations and prospects.

Termination of the 100-Year Agreements could cause Formula 1 to discontinue its operations.

        The license under the 100-Year Agreements is critical to the ongoing operation of Formula 1's business. Under the 100-Year Agreements, FIA has granted Formula 1 the exclusive commercial rights to the World Championship, including the rights to use the trademarks associated with the World Championship, until the end of 2110. See "The Company—Description of the Business of Formula 1—Key Commercial Agreements—100-Year Agreements" for a more detailed discussion of the 100-Year Agreements. Formula 1's rights under these agreements can be terminated by the FIA if Formula 1 materially breaches the relevant agreements (with certain of such breaches subject to certain cure rights), undergoes an unpermitted change of control, interferes with certain of the FIA's rights under the 100-Year Agreements or experiences certain insolvency events. If Formula 1's license under the 100-Year Agreements was terminated in accordance with its terms or the FIA or another person successfully challenged the validity of that license (or the 100-Year Agreements as a whole), it could cause Formula 1 to discontinue its operations, lead to the termination of substantially all of Formula 1's commercial contracts, prevent Formula 1 from exploiting the commercial rights to the World Championship and require Formula 1 to discontinue use of the World Championship trademarks and other intellectual property rights.

Formula 1 is reliant upon certain key personnel, and Formula 1 may lose one or more of them.

        Formula 1's commercial success is dependent to a considerable extent on the abilities and reputation of Formula 1's management. The Chairman Emeritus of Formula 1, Bernie Ecclestone, who previously served as the chief executive officer of Formula 1, is the original owner of Formula 1 and was personally responsible for the commercialization of Formula 1 during the 1980s. The recently appointed Chairman and chief executive officer Chase Carey has a wealth of experience over many decades in the media sector. In addition, the chief financial officer, Duncan Llowarch, and the General Counsel, Sacha Woodward Hill, have 19 years and 20 years of experience in Formula 1, respectively. The success of the business prior to the Formula 1 Acquisition has depended to a significant extent on Mr. Ecclestone, who is currently 86 years old and has been responsible for the growth and strategic development of Formula 1. While Formula 1 has the benefit of a strong management team and contracted revenues which provide Formula 1 stability in the near term, the voluntary departure of key personnel could disrupt Formula 1's operations and have a material adverse effect on Formula 1's business and results of operation.

        Mr. Ecclestone has been the subject of certain legal proceedings in the U.K., and elsewhere, which could damage Mr. Ecclestone's reputation and potentially the reputation of Formula 1 with the public as well as governmental agencies. In 1999, Her Majesty's Revenue and Customs ("HMRC") in the U.K. commenced investigations into the tax affairs of Mr. Ecclestone and his then wife, which were concluded in 2008 by a settlement agreement. In 2012, Mr. Ecclestone was notified by HMRC that it was opening an investigation into his tax affairs (the "Tax Inquiry"). In December 2014, HMRC purported to repudiate the settlement agreement reached with Mr. and Mrs. Ecclestone in 2008 on grounds of fraudulent misrepresentation, which Mr. Ecclestone denies, and HMRC levied on Mr. Ecclestone tax assessments totaling approximately £1 billion, most of which Mr. Ecclestone disputes and which remains unpaid (with the agreement of HMRC) pending the outcome of the litigation Mr. Ecclestone has brought against HMRC in the High Court in London to challenge its repudiation of the 2008 settlement. HMRC's investigation of Mr. Ecclestone's tax affairs is ongoing.

        In addition, in the past, Mr. Ecclestone has been subject to certain criminal and civil proceedings with regard to specified actions he has taken, or was alleged to have taken. Criminal proceedings in Germany against Mr. Ecclestone were abandoned without a finding of guilt following the payment by him of sizable amounts to the relevant state and a charity. Civil proceedings brought against him in the U.K. were dismissed, although the Judge made an adverse finding about some aspects of Mr. Ecclestone's conduct. Civil proceedings brought against Mr. Ecclestone, Formula 1 and others in New York were dismissed for lack of jurisdiction and the claimant has not pursued the matter elsewhere. Another set of civil proceedings involving Mr. Ecclestone remains pending in the U.K. Except for the dismissed claim in New York, Formula 1 has not been a party to any of these proceedings and there have been no judgments or legal findings of fault against Formula 1 in any of these proceedings.

        Given the inherent unpredictability of the Tax Inquiry or litigation in general, and that Formula 1 has little knowledge of Mr. Ecclestone's personal finances and dealings, any future findings of, or sanctions or publicity from, any such proceeding could result in Mr. Ecclestone's reputation being damaged or Formula 1's board of directors or shareholders deciding that Mr. Ecclestone should step down as Formula 1's chief executive officer or director either permanently or until certain issues have been resolved or clarified, any of which could materially and adversely affect Formula 1's business and prospects. In addition, no assurance can be given (a) that relevant authorities or other third parties will not take actions with regard to these matters or any others not known at this time and (b) that if any such actions are taken that they will not have an adverse impact on Formula 1.

The Teams may, in certain circumstances, terminate their existing commitment to participate in the World Championship until (and including) 2020 or breach their obligations and withdraw.

        Formula 1's ability to effectively stage the World Championship depends on the ongoing involvement of its participants. Pursuant to individual Team Agreements, each of the current 11 Teams have committed to participate in the World Championship until December 31, 2020, subject to earlier termination upon the occurrence of certain events. Formula 1 cannot provide assurance that any of the Teams will commit to participate in the World Championship beyond 2020, or that the FIA will renew the Current Concorde Arrangements under the 2013 Concorde Implementation Agreement beyond 2030. If any of the current Teams cease to participate in the World Championship, Formula 1 may attempt to encourage new entrants to the World Championship; however, there is no assurance Formula 1 will be able to do this. If such Teams were not replaced, it could result in fewer competitors in the World Championship as compared to recent seasons which may impact the perceived entertainment value of Events. In addition, any negotiation for an extension to the term of the Team Agreements or the Concorde Arrangements could result in less favorable terms to Formula 1.

        Even if a Team has committed to participate in the World Championship it may be able to exercise termination rights under its Team Agreement in certain circumstances and withdraw. For additional information regarding the agreements with the Teams, see "The Company—Description of the Business of Formula 1—Key Commercial Agreements—Current Concorde Arrangements." It is also possible that Teams could form a rival motor sport series.

        A lesser number of teams may reduce the popularity of Formula 1 which may affect its ability to enter into or renew race promotion, broadcasting, advertising, sponsorship or other commercial agreements, which may materially and adversely affect Formula 1's business, financial condition, results of operations and prospects.

The FIA may take actions which are not in Formula 1's interest.

        The FIA is the governing body of the World Championship and a party to the 100-Year Agreements and the 2013 Concorde Implementation Agreement. In its capacity as the governing body of the World Championship, the FIA must place safety and other sporting concerns over Formula 1's commercial interests. As a result, the FIA may take actions with respect to safety and sporting standards and regulations which conflict with Formula 1's interests as the commercial rights holder, including by increasing the cost to Teams of participating in the World Championship, diminishing the visual and sonic spectacle of Events, imposing fines on or excluding Teams, cancelling or delaying an Event, withholding approval for the staging of an Event, a new circuit or Formula 1's proposed season calendar or establishing regulations without the support of the Teams. As a party to the 100-Year Agreements and the 2013 Concorde Implementation Agreement, the FIA has certain rights and limitations and the exercise or purported exercise of the FIA's rights thereunder may conflict with Formula 1's interests. Any actions taken by the FIA which conflict with Formula 1's interests may adversely impact Formula 1's operations and revenue.

Formula 1 may be subject to enforcement actions under competition laws.

        As further described in "Description of the Business of Formula 1—Regulatory Matters—Competition Laws," following an investigation by the European Commission ("EC") in 1999 in relation to Formula 1's compliance with competition laws, Formula 1 modified certain of its business practices and changed the terms of a number of Formula 1's commercial contracts. Following these modifications and changes, the EC issued two comfort letters to Formula 1 in October 2001 stating that Formula 1 was no longer under investigation. Comfort letters are not binding on the EC and if it believes there has been a material change in circumstances, it could take further enforcement action. The EC issued a press release in October 2003 stating that it was satisfied that Formula 1 had complied with the modified practices and terms that had led to its issuing its comfort letters and that it had ended its monitoring of Formula 1's compliance. In adopting practices and concluding commercial contracts (including as to contracts with broadcasters (and the manner in which these rights are offered), contracts with Teams and contracts with promoters), Formula 1 takes into account the modified practices that formed the basis of the EC's comfort letters.

        Formula 1 is also required to comply with general European Union and national competition laws, which require Formula 1 at all times to ensure its business practices and agreements are consistent with the operation of competitive markets. Failure to comply with the relevant practices, terms, laws and rules can give rise to challenges by the EC, national competition regulators and other interested parties. In addition, they could cause or deem certain of Formula 1's commercial contracts (including the Team Agreements) to be unenforceable in whole or in part and/or require various terms (including duration, scope and exclusivity) to be modified, and/or Formula 1 could be liable for damages or other sanctions.

        Formula 1 has sought to adopt practices and conclude commercial contracts that take into account competition law as it applies to the specific nature of Formula 1's sporting and entertainment businesses, Formula 1's role within those businesses and the roles of the counterparties to Formula 1's commercial contracts. However given the uncertainty of the law in this area, and the possibility of third parties instigating action, there is a risk of further EC investigations, challenges or proceedings against Formula 1. For example, two Teams made a complaint against Formula 1 to the EC in September 2015 regarding the distribution of the Prize Fund and current sporting governance arrangements (though Formula 1 rejects the complaint as being without merit and believes it is in any event, a commercial dispute and not one that involves any breach of competition law). For the reasons set out above, no assurance can be given that there will be no further EC investigation, challenge or proceeding.

        Any of the foregoing could materially and adversely affect Formula 1's business, financial condition, results of operations and prospects.

Formula 1 may be adversely affected by a global deterioration in economic conditions or changes in or declines in consumer and corporate spending.

        While Formula 1's contracted revenue from race promoters, broadcasters and advertisers and sponsors have not historically been immediately affected by an economic downturn, aspects of Formula 1's business, in particular Formula 1's advertising and sponsorship, hospitality, support series, transport and travel businesses, are dependent on general economic conditions and/or consumer and corporate spending. Formula 1's advertising and sponsorship and hospitality businesses are more immediately vulnerable to an economic downturn and a reduction in corporate spending due to the discretionary nature of those services and for advertising and sponsorship, the shorter duration of those contracts. The impact of an economic downturn is likely to have the largest initial impact on Formula 1's hospitality business. If an economic downturn adversely affects race promoters, broadcasters, advertisers and sponsors, Formula 1's ability to renew or enter into new contracts on favorable terms with them could be impacted which could result in a loss of revenues and may materially and adversely affect Formula 1's business, financial condition, results of operations and prospects.

Formula 1 may be unable to renew or replace on favorable terms one or more of Formula 1's race promotion, broadcasting or advertising and sponsorship contracts.

        Formula 1's race promotion, broadcasting and advertising and sponsorship contracts typically have terms of five to seven years, three to five years and three to five years, respectively, but may on occasion be of longer duration. When these contracts expire, Formula 1 may not be able to renew or replace them with contracts on similar terms or at all. Formula 1's ability to renew or replace its contracts on similar terms, or at all, is dependent on a number of factors which Formula 1 may not be able to control or predict including the popularity of Formula 1, the value of live sports rights generally, relevant regulations, economic conditions in the relevant countries and the spending capacity and priorities of Formula 1's counterparties. Additionally, many of Formula 1's race promotion and broadcasting contracts are directly or indirectly with, or guaranteed by, governmental bodies or agencies and a change in their spending capacity or priorities could impact Formula 1's negotiations with them. A failure to renew or replace Formula 1's existing contracts on similar or improved terms could result in, among other things, the payments Formula 1 receives decreasing, the term of the contracts being shortened, termination rights being granted to Formula 1's counterparties and other contractual terms and conditions being introduced which could materially and adversely affect Formula 1's business, financial condition, results of operations and prospects.

Formula 1 is exposed to credit-related losses in the event of non-performance by counterparties to Formula 1's key commercial contracts.

        Future payments under Formula 1's core commercial contracts, including Formula 1's race promotion, broadcasting and advertising and sponsorship contracts are typically made periodically over the course of several years. Formula 1's ability to generate cash flow is heavily dependent on collecting amounts owed to it under these contracts. A change in the credit quality of one or more of Formula 1's counterparties over the term of their contract with Formula 1 may increase the risk of non-payment. Certain of Formula 1's counterparties are directly or indirectly governments or agencies thereof, some of which have recently experienced a deterioration in their credit quality. Formula 1 may also generally experience difficulties or be unable to recover payments owed to it by governments or agencies thereof because of their sovereign or semi-sovereign status. Additionally, an appreciation of the US dollar against the functional currencies of Formula 1's counterparties increases the risk of non-payment. See "—Fluctuations in the value of the US dollar against the functional currencies of Formula 1's business and Formula 1's counterparties' business could adversely affect Formula 1's profitability." The failure of one or more of Formula 1's counterparties to pay outstanding amounts owed to it could have a material adverse effect on Formula 1's cash flows and results of operation.

Potential challenges by tax authorities in the jurisdictions in which Formula 1 operates could adversely affect Formula 1's financial results and position.

        Formula 1's taxes are based upon the applicable tax laws and tax rates in effect in the jurisdictions in which it operates and upon the nature of Formula 1's business arrangements and activities with and in such jurisdictions. When computing its tax obligations in these jurisdictions, Formula 1 endeavors to apply national and international tax rules consistently and in accordance with generally accepted interpretations and practice. However, such rules, and their application to Formula 1's business, may not be entirely clear in all cases and may be interpreted differently by the applicable tax authorities. There can be no assurance that, upon review of Formula 1's positions, the applicable tax authorities will agree with such positions. If a tax authority successfully challenges Formula 1's positions with respect to its business arrangements, intercompany pricing policies, or the taxable presence of subsidiaries in certain jurisdictions, or if Formula 1 loses a material tax dispute in any jurisdiction, then Formula 1 may be exposed to additional tax liabilities and penalties, which may adversely affect its financial condition, results of operations and prospects.

Changes in tax laws could adversely affect Formula 1.

        Formula 1 operates in various jurisdictions and is subject to changes in applicable tax laws, treaties, or regulations in those jurisdictions. A material change in the tax laws, treaties, or regulations, or their interpretation, of any jurisdiction with which Formula 1 does business, or in which Formula 1 has significant operations, could adversely affect Formula 1. For example, the U.K. government announced in early 2016 that it intends to further limit the tax relief for interest expense available to U.K. companies, effective April 1, 2017. Although the U.K. government has published detailed consultation documents regarding the proposed changes, draft legislation is not publicly available. Depending on the final form of the legislation, the new rules could reduce significantly the amount of Formula 1's interest expense that qualifies as tax deductible. These changes could adversely affect Formula 1's financial results and position.

        In addition, the Organization for Economic Co-Operation and Development (the "OECD") published in July 2013 an action plan on base erosion and profit shifting ("BEPS") that seeks to reform the taxation of multinational companies. In October 2015, the OECD released final reports on the focus areas in its action plan on BEPS. These final reports recommend changes to domestic laws, the OECD model tax convention, and the OECD transfer pricing guidelines. In addition, they propose to accelerate the incorporation of recommended income tax treaty changes into existing bilateral treaties through a multilateral convention to be entered into by interested countries. Although any recommendations made by the OECD are not themselves changes in tax law, those recommendations may result in changes in tax law, including countries taking unilateral action that may be uncoordinated, create double taxation, and increase controversy, which could adversely affect Formula 1.

Formula 1 may face difficulties expanding into new markets, including as a result of being unable to attract race promoters for new Events.

        Formula 1 has recently staged Events in a number of new markets and intends to explore further opportunities for expansion. Attracting the relevant race promoters to the World Championship in these markets on terms that are attractive to Formula 1 will be largely dependent on the popularity of the Formula 1 brand in these markets and Formula 1's perceived ability to deliver the benefits that race promoters desire, such as publicity for the host city/region, economic impact or tourism. See "—There could be a decline in the popularity of Formula 1 which may have a material adverse effect on Formula 1's ability to exploit its commercial rights to the World Championship." Additionally, Formula 1 may have difficulties entering into agreements with race promoters that have the necessary resources and experience to obtain all the necessary FIA, governmental and sporting approvals and successfully stage an Event. Events in new markets also require significant investments in circuit infrastructure and other administrative costs by Formula 1's race promoters which may not be recouped and may generate fees below those received from Formula 1's Events staged in more developed markets. In addition, under the Team Agreements, the consent of a majority of certain Teams is required if there are more than 20 Events in a season or more than 17 Events are held in a season and the number of Events that are held outside Europe, the U.S. or Canada exceeds 60% or more of the total number of Events in that season. See "The Company—Description of the Business of Formula 1—Key Commercial Agreements—Team Agreements." Also, under the 100-Year Agreements as amended by the 2013 Concorde Implementation Agreement, Formula 1 must obtain the FIA's approval to stage more than 25 Events (or beginning in 2031, more than 17 Events unless the FIA and Formula 1 make a new agreement on this point), and there is no assurance such approval will be obtained.

Formula 1's business is subject to laws and regulations including with respect to advertising, broadcasting and the environment, and changes in and judicial interpretations of such laws and regulations could have a material adverse effect on Formula 1.

        Formula 1's business is subject to laws and regulations including advertising, broadcasting, environmental and health and safety laws and regulations. Such regimes are subject to periodic governmental review, legislative initiatives and judicial interpretations, any of which could adversely affect Formula 1's business and its profitability. A substantial part of Formula 1's, broadcasters' and the Teams' revenues come from advertising or sponsorship contracts. If new restrictions or bans on advertising specific products or services which are advertised in Formula 1 are introduced, it may reduce Formula 1's advertising and sponsorship revenues or advertising revenues of Formula 1's broadcasters and the Teams which in turn may reduce the value of Formula 1's broadcasting contracts and impact the Teams' desire to continue participating in Formula 1. For example, advertising of alcohol is restricted in certain countries where Events are held, such as Malaysia. Advertising laws could also be introduced which prevent the broadcast of images which include a restricted brand, thereby preventing Formula 1 from licensing the television rights in an affected country. Additionally, as Formula 1 expands into new markets, local customs, practices and cultural sensitivities may require Formula 1 and the Teams to restrict advertising certain products even if not required by law. Broadcasting laws could be introduced which require that Events be broadcast only on free-to-air television which would prevent Formula 1 from entering into pay television contracts in the relevant jurisdiction. Additionally, judicial decisions or other governmental action could interfere with the manner in which Formula 1 exploits its broadcasting rights, including in relation to Formula 1's segmentation of such rights among different geographic regions. Environmental laws could also be introduced which place limits on engine design and Event activities. Motor sport has also been banned in certain countries. For example, Switzerland banned motor sport from 1955 to 2007 following an accident at the 24 Hours of Le Mans that killed spectators and a driver. A ban on motor sport in any country where Formula 1 holds an Event could result in a reduction in Formula 1's revenues and as a consequence, may materially and adversely affect Formula 1's business, financial condition and prospects.

Events beyond Formula 1's control may cause one or more events to be cancelled or postponed or prevent Formula 1 from providing an international television feed, each of which could result in the loss of revenues under Formula 1's commercial contracts.

        An Event may have to be postponed or cancelled, or Formula 1 may be unable to provide an international television feed of an Event, due to factors beyond its control, including an inability to transport Formula 1's and the Teams' equipment to an Event, power failures, cancellation of large-scale public events by a competent authority due to a security or terrorism risk or outbreak of disease, which could result in the loss of revenues under Formula 1's commercial contracts. The most recent cancellation was the Bahrain Grand Prix in 2011 which was cancelled due to civil unrest. If the cancellation of an Event is due to a force majeure event (such as the outbreak of war or civil unrest) that occurs prior to the scheduled commencement of scrutineering and sporting checks (which typically takes place on the Thursday immediately prior to the race or Wednesday at the Grand Prix de Monaco), the race promoter is not required to pay Formula 1 the race promotion fee for that Event. Typically, Formula 1's broadcast contracts include a provision to reduce the fee payable to Formula 1 if there are fewer than 15 Events in a season for reasons other than a force majeure event. However, if an Event were to be cancelled due to the race promoter failing to meet its obligations under the race promotion contract, then Formula 1 may be entitled to indemnification from the race promoter for any lost broadcasting revenue. If an Event is not held, cancelled or does not receive international television coverage (for example, as a result of a technical problem), Formula 1's fees under the relevant advertising and sponsorship contract are likely to be reduced unless the advertising and sponsorship contract allows Formula 1 to substitute another Event for the cancelled Event and Formula 1 does so.

        If an Event is cancelled, Formula 1 will also be required to refund amounts paid for tickets to the Paddock Club, the principal high end corporate hospitality offering at certain Event weekends.

Accidents during Events may cause losses that are not covered by insurance, disrupt an Event and cause Formula 1 reputational damage.

        Racing accidents occur in Formula 1. The last racing accident to cause the death of a driver was in 2014 at the Japanese Grand Prix and there have also been two fatalities involving race marshals since 1994. Fatal accidents, particularly if they involve public spectators, could damage the reputation of Formula 1 and decrease its popularity, any of which could have a material adverse effect on Formula 1. Accidents can also result in the cancellation of a practice or qualifying session or a race. Additionally, persons harmed in any accident could seek compensation from Formula 1. Formula 1 and its promoters purchase insurance coverage for each Event. However, there can be no assurance that such insurance policies will provide adequate coverage at all times and in all circumstances. If Formula 1 is held liable for damages beyond the scope of the insurance coverage available to Formula 1 (including the insurance contract procured by the race promoter to include coverage for Formula 1), Formula 1's business, financial condition and results of operations could be materially and adversely affected.

Terrorist acts during Events may cause Formula 1 damage and losses that are not covered by insurance.

        Formula 1 is a high profile sport with a global fan base and Events are attended by a large number of spectators. An Event, like any other major sporting event, could be the target of an actual or threatened terrorist act, either of which could disrupt Formula 1 and lead to the cancellation of Events, increase security requirements and result in a decline of spectator attendance at Events. Additionally, persons harmed in any terrorist act may attempt to seek compensation from Formula 1. The general risk of a terror attack has increased recently in a number of the countries in which Events are held. Formula 1 purchases annual insurance policies covering all Events, and individual race promoters purchase insurance coverage for their own Events under which Formula 1 is also covered, which provide coverage for third party liability covering personal injury, equipment and property damage. However, there can be no assurance that this insurance will be adequate at all times and in all circumstances. Terrorism is expressly excluded from the public liability coverage arranged by the race promoters, although Formula 1's own insurance policies cover both its broadcast and Event systems equipment and its employer and public liabilities exposures for terrorism risks. If Formula 1 is held liable for damages beyond the scope of the insurance coverage (its own and that arranged by the race promoter) and/or is unable to obtain indemnification from the relevant insurer(s), Formula 1's business, financial condition and results of operations could be materially and adversely affected.

Rival motor sport events could be established involving existing Teams or different teams, or existing Teams may divert their resources to participate in another motor sport event, which could lead to fewer Teams and race circuits being involved in Formula 1, or a Team's primary engagement in motor sport being in another motor sport event, either of which could diminish the competitive position of Formula 1.

        In the future, it is possible that a rival motor racing series similar to Formula 1 could be established, involving existing Teams and/or different teams or an existing motor sport event could become more popular and become a rival series to Formula 1. Such a rival series could lead to fewer Teams and race circuits in Formula 1, reduce the budget that a Team is willing to spend on its participation in Formula 1, or diminish the competitive position of Formula 1 and have a material adverse effect on Formula 1's results of operations and business. In addition, certain of Formula 1's commercial contracts could be terminated if Formula 1 ceased to be the premier motor racing series for open wheel single-seater cars. Pursuant to individual Team Agreements, each of the 11 Teams have committed to participate in the World Championship until December 31, 2020. If a rival motor racing series is established (or if an existing series develops into a rival series), this may reduce the popularity of Formula 1 leading to a decline in the value of Formula 1's commercial contracts which may materially adversely affect Formula 1's business, financial condition, results of operations and prospects. See "—There could be a decline in the popularity of Formula 1 which may have a material adverse effect on Formula 1's ability to exploit Formula 1's commercial rights to the World Championship" and "—The Teams may, under certain circumstances, terminate their existing commitment to participate in the World Championship until (and including) 2020 or breach their obligations and withdraw."

Changes in consumer viewing habits and the emergence of new content distribution platforms could adversely affect Formula 1's business.

        The manner in which consumers view televised sporting events is changing rapidly with the emergence of alternative distribution platforms. Digital cable, internet and wireless content providers are continuing to improve technologies, content offerings, user interface, and business models that allow consumers to access video-on-demand or internet-based tools with interactive capabilities including start, stop and rewind. Formula 1's exclusive commercial rights place no limits on the platforms on which it can operate, including online. However, such developments may impact the profitability or effectiveness of Formula 1's existing licensing practices and there is no guarantee that Formula 1 will be successful in adapting its licensing practices and/or media platform as consumer viewing habits change. If Formula 1 is unsuccessful in adapting its licensing practices and/or media platform as consumer viewing habits change, Formula 1's viewership levels (whether on traditional or new platforms) may decrease and/or its licensing practices may become less profitable leading to the possibility of a reduction in the value of its broadcasting and advertising and sponsorship contracts. Any reduction in the value of Formula 1's commercial rights and/or contracts may materially and adversely affect its revenues, business, financial condition, results of operations and prospects. While Formula 1's monetization of its television rights has increased in recent years, there can be no assurance that such increases will continue or that Formula 1's level of such monetization will be comparable to that of other sporting events.

If confidential information regarding Formula 1's business arrangements is disclosed or leaked, it could affect Formula 1's relationships with counterparties and/or Teams and result in less favorable commercial contracts and adversely affect Formula 1's business.

        The success of Formula 1's business depends on maintaining good relationships with Formula 1's counterparties (including race promoters, broadcasters, advertisers and sponsors) and the Teams and entering into race promotion, broadcasting, advertising and sponsorship and other commercial contracts on favorable terms. If confidential information regarding Formula 1's business arrangements with its counterparties and/or the Teams were to be disclosed or leaked, it could harm Formula 1's relationships with those parties and result in less favorable terms in its commercial contracts, including with respect to pricing and adversely affect its business, results of operation, financial condition and prospects.

Formula 1 depends on trademarks, copyrights and intellectual property.

        Formula 1 relies on certain trademarks, copyrights and other intellectual property to protect its rights, including its brands, logos and television footage. The existence of complex factual and legal issues may give rise to uncertainty as to the validity or subsistence, scope and enforceability of a particular trademark, copyright or other intellectual property or contractual right in a particular jurisdiction. While historically Formula 1 has been widely transmitted by free-to-air television which reduced its attractiveness as a target for piracy and other infringement, Formula 1 is increasingly transmitted by pay TV operators that are greater targets for piracy. In any event, Formula 1's intellectual property, and in particular the Formula 1 brand (including the F1 logo) and television footage are potential targets for counterfeiting, piracy and other infringement. New technologies such as the convergence of computing, communication, and entertainment devices, the falling prices of devices incorporating such technologies, increased broadband internet speed and penetration and increased availability and speed of mobile data transmission have made the unauthorized digital pirating and distribution of televised sporting events easier and faster and enforcement of intellectual property rights more challenging. The unauthorized use of intellectual property in the entertainment industry generally continues to be a significant challenge for intellectual property rights holders. If Formula 1 is unsuccessful in preventing widespread piracy and illegal live streaming of Events in the future, these activities could result in lost revenues and a reduction in the value of Formula 1's broadcasting rights which may materially and adversely affect Formula 1's business, results of operation, financial condition and prospects.

The terms of Formula 1's indebtedness may limit its financial and operating flexibility.

        Covenants contained in the agreements governing Formula 1's credit facilities will restrict the ability of its subsidiaries to, among other things:

  •
  incur or guarantee additional indebtedness or be a creditor in respect of financial indebtedness;

  •
  pay dividends, redeem their share capital, purchase capital stock, make investments or other restricted payments;

  •
  make any payment in respect, or on account of, indebtedness owing to Delta Topco;

  •
  in certain circumstances, make any payment or distribution to another of Formula 1's subsidiaries in respect, or on account of, intra-group debt;

  •
  issue or sell capital stock;

  •
  acquire assets or make investments;

  •
  sell assets (including capital stock of subsidiaries);

  •
  create liens;

  •
  enter into sale and leaseback or finance lease transactions;

  •
  acquire an interest in or invest in any joint venture;

  •
  enter into transactions with shareholders or affiliates except on arm's length terms for full market value, including in relation to the provision of goods or services;

  •
  enter into any contractual or similar restriction which restricts their ability to pay dividends or other distributions, make loan repayments or loan interest payments or make loans including restrictions that restrict them from paying dividends to Delta Topco;

  •
  effect a consolidation or merger;

  •
  amend material commercial contracts;

  •
  enter into derivative transactions in respect of exposures which are unconnected to Formula 1's credit facilities; and

  •
  in addition, those covenants restrict certain holding companies in Formula 1 from trading, carrying on business, owning assets or incurring liabilities.

        Formula 1 may also be required to repay its credit facilities upon the occurrence of certain events and Formula 1 cannot give any assurance that it will be able to finance such a repayment. Failure to comply with an obligation to repay the credit facilities would result in an event of default which could have a material adverse effect on Formula 1.

        These restrictive covenants could limit Formula 1's ability to pursue Formula 1's growth plans, restrict Formula 1's flexibility in planning for, or reacting to, changes in Formula 1's business and industry and increase Formula 1's vulnerability to adverse economic and industry conditions. Formula 1 may enter into additional financing arrangements in the future, which could further restrict Formula 1's flexibility.

Fluctuations in the value of the US dollar against the functional currencies of Formula 1's business and Formula 1's counterparties' business could adversely affect Formula 1's profitability.

        In 2015, a significant proportion of Formula 1's revenues and costs were denominated in U.S. dollars. Formula 1 also operates in a number of other currencies, most notably the pound sterling and Euro. There may be a mismatch between the amount of a local currency Formula 1 generates in revenues and incurs in expenses. Our financial statements translate local currency transactions into U.S. dollars. Formula 1 uses derivatives to hedge its exposure to foreign currency risk. There is no assurance that such measures will be successful and fluctuations in the value of the U.S. dollar against Formula 1's functional currencies could affect its profitability. Additionally, most payments Formula 1 receives from Formula 1's counterparties under Formula 1's commercial contracts are denominated in U.S. dollars while their revenues are typically denominated in other currencies, most notably the Euro or the local currency in the country where the relevant Event is held. An appreciation of the U.S. dollar, against the functional currencies of Formula 1's counterparties whose revenues are denominated in a currency other than U.S. dollars, increases the cost of their payments to Formula 1 in their functional currencies and the risk that they will not make their payments to Formula 1 or cause them to request Formula 1 to enter into a new contract with such counterparty, which could affect Formula 1's profitability and financial position. See "—Formula 1 is exposed to credit-related losses in the event of non-performance by counterparties to Formula 1's key commercial contracts."

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

        Certain statements in this prospectus and in the documents incorporated by reference herein constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our business, product and marketing strategies; new service offerings; revenue growth and subscriber trends at Sirius XM; the recoverability of our goodwill and other long-lived assets; the performance of our equity affiliates; our projected sources and uses of cash; Sirius XM's stock repurchase program; the anticipated non-material impact of certain contingent liabilities related to legal and tax proceedings; the expected benefits of the Formula 1 Acquisition; the future financial performance of Formula 1's business; and other matters arising in the ordinary course of business. In particular, statements under "Risk Factors" contain forward-looking statements. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. The following include some but not all of the factors (as they relate to our consolidated subsidiaries and equity affiliates) that could cause actual results or events to differ materially from those anticipated:

  •
  consumer demand for our products and services and our ability to adapt to changes in demand;

  •
  competitor responses to our products and services;

  •
  uncertainties inherent in the development and integration of new business lines and business strategies;

  •
  uncertainties associated with product and service development and market acceptance, including the development and provision of programming for satellite radio technologies;

  •
  our significant dependence upon automakers;

  •
  our ability to attract and retain subscribers at a profitable level in the future is uncertain;

  •
  our future financial performance, including availability, terms and deployment of capital;

  •
  the integration of the Formula 1 Acquisition;

  •
  our ability to successfully integrate and recognize anticipated efficiencies and benefits from the businesses we acquire;

  •
  the ability of suppliers and vendors to deliver products, equipment, software and services;

  •
  interruption or failure of our information technology and communication systems, including the failure of our satellites, could negatively impact our results and brand;

  •
  royalties for music rights have increased and may continue to do so in the future;

  •
  the outcome of any pending or threatened litigation;

  •
  availability of qualified personnel;

  •
  changes in, or failure or inability to comply with, government regulations, including, without limitation, regulations of the Federal Communications Commission and consumer protection laws, and adverse outcomes from regulatory proceedings;

  •
  changes in the nature of key strategic relationships with partners, vendors and joint ventures;

  •
  general economic and business conditions and industry trends;

  •
  consumer spending levels, including the availability and amount of individual consumer debt;

  •
  rapid technological changes;

  •
  impairments of third-party intellectual property rights;

  •
  our indebtedness could adversely affect the operations and could limit the ability of our subsidiaries to react to changes in the economy or our industry;

  •
  failure to protect the security of personal information about our customers, subjecting us to potentially costly government enforcement actions or private litigation and reputational damage;

  •
  the regulatory and competitive environment of the industries in which we, and the entities in which we have interests, operate; and

  •
  threatened terrorist attacks, political unrest in international markets and ongoing military action around the world.

For additional risk factors, please see "Risk Factors" above, and Part II, Item 1A of our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016 and September 30, 2016. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this prospectus, and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based. When considering such forward-looking statements, you should keep in mind the factors described in "Risk Factors" and other cautionary statements contained in this prospectus and in the documents incorporated by reference herein. Such risk factors and statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement.

 USE OF PROCEEDS

        We will not receive any proceeds from the sale of shares of FWONK by the Selling Stockholders. The Selling Stockholders will receive all of the net proceeds from the sale of their shares of FWONK pursuant to this prospectus. See "Selling Stockholders."

 SELLING STOCKHOLDERS

        This prospectus relates to the offer and sale from time to time by the Selling Stockholders of up to 2,547,788 shares of FWONK, which constitute shares of FWONK issued to the Selling Stockholders at the Second Closing of the Formula 1 Acquisition. The shares of FWONK offered pursuant to this prospectus were issued to the Selling Stockholders in transactions that were exempt from the registration requirements of the Securities Act. See "The Company—Description of the Formula 1 Acquisition" for additional information regarding the Formula 1 Acquisition.

        In connection with the closing of the Formula 1 Acquisition, we entered into a Shareholders Agreement with certain Formula 1 Selling Shareholders (the "shareholders agreement"). Pursuant to the shareholders agreement, we agreed to file the registration statement of which this prospectus forms a part covering the resale of the shares of FWONK offered hereby. See "—The Shareholders Agreement" for additional information regarding the shareholders agreement.

        The Selling Stockholders listed in the table below may offer and sell, pursuant to this prospectus, any or all of such shares of FWONK beneficially owned by them at the time of such offer and sale and offered hereby in accordance with one or more of the methods of distribution described under the caption "Plan of Distribution."

        The following table sets forth certain information known to us, based on written representations from the Selling Stockholders, with respect to their beneficial ownership of shares of FWONK. Because each Selling Stockholder may sell all or some of such stockholder's shares of FWONK from time to time under this prospectus, no estimate can be given at this time as to the number of shares of FWONK that will be held by a particular Selling Stockholder following any particular sale of shares of FWONK by such Selling Stockholder. Changes in the information concerning the Selling Stockholders will be set forth in supplements to this prospectus to the extent required by law. When we refer to the "Selling Stockholders" in this prospectus, we mean the entities listed in the table below, as well as their permitted transferees under the shareholders agreement. In the table below, the percentage of outstanding shares of FWONK is based on (i) 55,706,745 shares of FWONK outstanding as of October 31, 2016 plus (ii) approximately 118 million shares of FWONK issued in connection with the closing of the Formula 1 Acquisition.

Name	Number of shares of FWONK beneficially owned prior to any offering	Number of shares of FWONK that may be sold in an offering	Number of shares of FWONK beneficially owned after offering(s)†	Percentage of outstanding shares of FWONK prior to the offering	Percentage of outstanding shares of FWONK after offering(s)†
Bernard Ecclestone(1)	1,847,238	1,847,238	—	1.06%	—
Duncan Llowarch(2)	277,085	277,085	—	*	—
Sacha Woodward Hill(3)	277,085	277,085	—	*	—
Richard Thomsen(4)	11,615	11,615	—	*	—
Ian Holmes(5)	11,615	11,615	—	*	—
Sir Martin Sorrell(6)	92,362	92,362	—	*	—
Tracey Campbell	15,394	15,394	—	*	—
David Campbell	15,394	15,394	—	*	—

Total	2,547,788	2,547,788	—	1.47%	—

*
Less than 1%.

(1)
Mr. Ecclestone is the Chairman Emeritus of our consolidated subsidiary, Formula 1. Mr. Ecclestone served as the chief executive officer of Formula One prior to the completion of the Formula 1 Acquisition.

(2)
Mr. Llowarch serves as the Chief Financial Officer of our consolidated subsidiary, Formula 1. Mr. Llowarch also served in that position prior to the completion of the Formula 1 Acquisition.

(3)
Ms. Woodward Hill serves as the General Counsel of our consolidated subsidiary, Formula 1. Ms. Woodward Hill also served as an officer prior to the completion of the Formula 1 Acquisition.

(4)
Mr. Thomsen serves as an officer of our consolidated subsidiary, Formula 1. Mr. Thomsen also served as an officer prior to the completion of the Formula 1 Acquisition.

(5)
Mr. Holmes serves as an officer of our consolidated subsidiary, Formula 1. Mr. Holmes also served in that position prior to the completion of the Formula 1 Acquisition.

(6)
Prior to the completion of the Formula 1 Acquisition, Mr. Sorrell served as an independent director on the Board of Directors of Delta Topco, the parent company in the group of companies comprising Formula 1.

        We prepared the above table based on information supplied to us by the Selling Stockholders named in the table. No Selling Stockholder has indicated that such selling stockholder is a registered broker-dealer or an affiliate of a registered broker-dealer.

The Formula 1 Acquisition

        The shares of FWONK to which this prospectus relates are comprised of 2,547,788 shares of FWONK issued to the Selling Stockholders at the Second Closing of the Formula 1 Acquisition. Such shares of FWONK constituted a portion of the purchase price payable to the Formula 1 Selling Shareholders under the Second SPA in exchange for 100% of the fully-diluted equity interests in Delta Topco (other than a nominal number of equity securities held by the Teams).

        See "The Company—Description of the Formula 1 Acquisition" for additional information.

The Shareholders Agreement

        In connection with the closing of the Formula 1 Acquisition, we entered into the shareholders agreement. Pursuant to the shareholders agreement, we agreed to file, as soon as reasonably practicable on or following the date of the Second Closing, a shelf registration statement on Form S-3 with the SEC with respect to the registration under the Securities Act of shares of FWONK comprised of (i) all shares of FWONK issued to the Formula 1 Selling Shareholders (the "Covered Shareholders") at the Second Closing of the Formula 1 Acquisition and (ii) approximately 15.7 million shares of FWONK, equaling the maximum number of shares of FWONK issuable upon the exchange of the Exchangeable Notes to the Formula 1 Selling Shareholders Covered Shareholders (the "Transaction Shelf Registration Statement"). Additionally, under the shareholders agreement, any Formula 1 Selling Shareholder party thereto is entitled to five demand registrations and unlimited piggyback registration rights to sell all or a portion of the shares held by such Formula 1 Selling Shareholder that are issued pursuant to the Second SPA or issued in exchange for Exchangeable Notes and that have not been transferred ("registrable securities") pursuant to a registration statement filed by Liberty Media. The aggregate market value of registrable securities that are the subject of a demand registration request, as measured by the market price on the date of such demand registration request, must be at least $100 million and Liberty Media will not be obligated to effect more than one demand registration statement in any 90 day calendar period. If a demand registration is an underwritten public offering (subject to certain exceptions), the Shareholder Representative (as defined in the shareholder agreement) will select the managing underwriters and counsel for such offering, subject to the approval of Liberty Media (such approval not to be unreasonably withheld).

        On January 23, 2017, CVC, as the shareholder representative, executed a waiver relating the shareholders agreement pursuant to which Liberty Media agreed (a) to file this prospectus relating to the offer and sale from time to time by the Selling Stockholders of up to 2,547,788 shares of FWONK and (b) as soon as reasonably practicable following the Second Closing but no later than February 13, 2017, to file an additional prospectus relating to the offer and sale from time to time by the Formula 1

Selling Shareholders of any remaining shares of FWONK covered by the Transaction Shelf Registration Statement.

        The shareholders agreement also includes provisions regarding our and the Selling Stockholders' mutual indemnification rights and obligations relating to the registration of the Selling Stockholders' shares of FWONK. Under the shareholders agreement, we agreed to indemnify and hold harmless each Selling Stockholder named in this prospectus to the fullest extent lawful against damages, directly or indirectly caused by, relating to, arising out of, based upon or in connection with any untrue statement of material fact (or alleged untrue statement of material fact) in this prospectus, or any amendment or supplement hereto, or any omission or alleged omission to state a material fact required to be stated in this prospectus, or nay amendment or supplement hereto, necessary to make the statements herein, in light of the circumstances under which they were made, not misleading. Our obligations to indemnify the Selling Stockholders will not extend to any damages to a Selling Stockholder directly caused by a statement or omission in this prospectus, or any amendment or supplement hereto, made in reliance upon and in conformity with written information furnished to Liberty Media by the Selling Stockholder or on such Selling Stockholder's behalf, in either case expressly for use herein, or in any amendment or supplement hereto, relating to the Selling Stockholder. Similarly, under the shareholders agreement, the Selling Stockholders agreed to indemnify us (and our officers, directors, controlling affiliates and affiliates of the foregoing) against any and all damages to the extent directly caused by any untrue statement of material fact (or alleged untrue statement of material fact) or any omission or alleged omission to the extent such untrue statement or omission was made in reliance upon and in conformity with written information furnished to Liberty Media by the Selling Stockholder or on such Selling Stockholder's behalf, in either case expressly for use in this prospectus, or any amendment or supplement hereto. Each Selling Stockholder's obligation to indemnify us is limited to the net proceeds received by such Selling Stockholder from the sale of registrable securities related to the matter in which damages are sought.

        The foregoing description describes certain material terms of the shareholders agreement. This summary is not complete and it is qualified in its entirety by reference to the form of shareholders agreement, which is filed as Exhibit C to the Company's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 9, 2016.

PLAN OF DISTRIBUTION

        The Selling Stockholders may sell the shares of FWONK covered by this prospectus using one or more of the following methods:

  •
  underwriters in a public offering;

  •
  "at the market offerings" to or through market makers or into an existing market for the securities;

  •
  one or more block trades in which a broker-dealer will attempt to sell the Series C common stock as agent, but may reposition and resell a portion of the block, as principal, in order to facilitate the transaction;

  •
  purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

  •
  ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  broker-dealers, who may agree with the Selling Stockholders to sell a specified number of such Series C common stock at a stipulated price per share;

  •
  privately negotiated transactions;

  •
  short sales (including short sales "against the box");

  •
  trading plans entered into by a Selling Stockholder pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

  •
  any combination of the foregoing; or

  •
  any other method permitted pursuant to applicable law.

        To the extent required by law, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. Any prospectus supplement relating to a particular offering of shares of FWONK may include the following information to the extent required by applicable law:

  •
  the terms of the offering;

  •
  the names of any underwriters or agents;

  •
  the purchase price of the shares;

  •
  any delayed delivery arrangements;

  •
  any underwriting discounts and other items constituting underwriters' compensation;

  •
  any initial public offering price; and

  •
  any discounts or concessions allowed or reallowed or paid to dealers.

        The Selling Stockholders also may sell all or a portion of their respective shares of FWONK in open market transactions in reliance upon Rule 144 under the Securities Act, regardless of whether the shares are offered in this prospectus, provided that they meet the criteria and conform to the requirements of that rule.

        There can be no assurance that the Selling Stockholders will sell any or all of their respective shares of FWONK offered by this prospectus.

        The aggregate proceeds to the Selling Stockholders from the sale of their respective shares of FWONK offered by them will be the purchase price of the shares of FWONK less discounts or commissions, if any. Each Selling Stockholder reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of shares of FWONK to be made directly or through agents. We will not receive any of the proceeds from the sale of shares of FWONK by the Selling Stockholders.

        The Selling Stockholders and any underwriters, broker-dealers or agents that participate in the sale of their respective shares of FWONK may be deemed by the Commission to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may therefore be underwriting discounts and commissions under the Securities Act.

        As of the date of this prospectus, we are not a party to any agreement, arrangement or understanding between any broker or dealer and us with respect to the offer or sale of shares of FWONK pursuant to this prospectus.

        In order to comply with the securities laws of some states, if applicable, shares of FWONK may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states shares of FWONK may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

        Underwriters or agents could make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an at-the-market offering as defined in Rule 415 promulgated under the Securities Act, which includes sales made directly on or through the Nasdaq Global Select Market, the existing trading market for shares of FWONK, or sales made to or through a market maker other than on an exchange.

        We will bear the costs relating to the registration and sale of the shares of FWONK offered by this prospectus, other than any underwriting discounts and commissions and transfer taxes, if any. We have agreed to indemnify the Selling Stockholders against certain damages, including liabilities with respect to any violation by us of the Securities Act, the Exchange Act and state securities laws applicable to us and relating to the registration of the shares of FWONK offered by this prospectus that have not directly resulted from written information about the Selling Stockholders furnished by or on behalf of the Selling Stockholders to us expressly for use in connection with such registration. See "Selling Stockholders—The Shareholders Agreement."

 LEGAL MATTERS

        Certain legal matters with respect to the validity of the securities that may be sold pursuant to this prospectus will be passed upon for us by Baker Botts L.L.P., New York, New York.

 EXPERTS

        The consolidated financial statements of Liberty Media Corporation as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2015 have been incorporated by reference herein and in the registration statement on Form S-3 in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2015 consolidated financial statements refers to the adoption of ASU 2015-17: Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes.

 WHERE TO FIND MORE INFORMATION

        We have filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to the securities that may be sold using this prospectus. This prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement and the exhibits thereto. You should refer to the registration statement, including its exhibits and schedules, for further information about our company and the securities that may be sold pursuant to this prospectus.

        The Commission allows us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus, and is deemed to be part of this document except for any information superseded by this document or any other document incorporated by reference into this document. We incorporate by reference the following documents, previously filed with the Securities and Exchange Commission by us and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering described herein (other than any report or portion thereof furnished or deemed furnished under any Current Report on Form 8-K):

  •
  Annual Report on Form 10-K for the year ended December 31, 2015, filed on February 26, 2016; Amendment No. 1 to the 10-K, filed on April 29, 2016;

  •
  Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2016, filed on May 9, 2016, quarterly period ended June 30, 2016, filed on August 5, 2016, and quarterly period ended September 30, 2016, filed on November 8, 2016;

  •
  Current Reports on Form 8-K (other than any portion thereof furnished or deemed furnished), filed on January 4, 2016, January 27, 2016, February 24, 2016, March 1, 2016, March 11, 2016, March 22, 2016, April 11, 2016, April 14, 2016, April 19, 2016 (as amended by the Current Report on Form 8-K/A filed on April 20, 2016), May 31, 2016, June 28, 2016, August 26, 2016, September 1, 2016, September 7, 2016, September 20, 2016, October 12, 2016, November 15, 2016, November 30, 2016, December 6, 2016, December 14, 2016, January 19, 2017 and January [    •    ], 2017; and

  •
  The description of our capital stock contained in Amendment No. 1 to our Form 8-A filed under the Exchange Act on January 24, 2017, and any amendment or report filed for the purpose of updating such description.

        Any statement, including financial statements, contained in the filings (or portions of the filings) incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any supplement or amendment to this prospectus modifies, conflicts with or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or phone number:

Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112
Telephone: (720) 875-5400
Attention: Investor Relations

        Our annual, quarterly and current reports and other information are on file with the Commission. You may read and copy any document that we file at the Public Reference Room of the Securities and

Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. Our SEC filings are also available to the public from the Commission's website at http://www.sec.gov and can be found by searching the EDGAR archives on the website. In addition, our SEC filings and other information about us may be obtained from our website at www.libertymedia.com, although information contained on any website referenced in this prospectus is not incorporated by reference into and does not constitute a part of this prospectus.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses Of Issuance And Registration.

        The following table sets forth the costs and expenses payable by us in connection with the transaction being registered. All amounts are estimates except the registration fee.

Registration fee	$8,301
Transfer agent and registrar fees and expenses	10,000
Legal fees and expenses	50,000
Accounting fees and expenses	175,000
Printing expenses	25,000

Total	$268,301

Item 15.    Indemnification Of Directors And Officers.

        Section 145 of the Delaware General Corporation Law ("DGCL") provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (except actions by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

        Section 102(b)(7) of the DGCL provides, generally, that the certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of Title 8 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision may eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective.

        Article V, Section E of the Amended and Restated Certificate of Incorporation (the "Charter") of the Registrant provides as follows:

        1.    Limitation On Liability.    To the fullest extent permitted by the DGCL as the same exists or may hereafter be amended, a director of the Registrant will not be liable to the Registrant or any of its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this paragraph 1 will be prospective only and will not adversely affect any limitation, right or protection of a director of the Registrant existing at the time of such repeal or modification.

        2.    Indemnification.

          (a)    Right to Indemnification.    The Registrant will indemnify, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the Registrant or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) incurred by such person. Such right of indemnification will inure whether or not the claim asserted is based on matters which antedate the adoption of Article V, Section E of the Charter. The Registrant will be required to indemnify or make advances to a person in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by the board of directors of the Registrant.

          (b)    Prepayment of Expenses.    The Registrant will pay the expenses (including attorneys' fees) incurred by a director or officer in defending any proceeding in advance of its final disposition; provided, however, that the payment of expenses incurred by a director or officer in advance of the final disposition of the proceeding will be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified under this paragraph or otherwise.

          (c)    Claims.    If a claim for indemnification or payment of expenses under this paragraph is not paid in full within 60 days after a written claim therefor has been received by the Registrant, the claimant may file suit to recover the unpaid amount of such claim and, if successful, will be entitled to be paid the expense (including attorney's fees) of prosecuting such claim to the fullest extent permitted by Delaware law. In any such action the Registrant will have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

          (d)    Non-Exclusivity of Rights.    The rights conferred on any person by Article V, Section E of the Charter will not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Charter, the bylaws of the Registrant, agreement, vote of stockholders or resolution of disinterested directors or otherwise.

          (e)    Other Indemnification.    The Registrant's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or nonprofit entity.

        3.    Amendment or Repeal.    Any amendment, modification or repeal of the foregoing provisions of Article V, Section E of the Charter will not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

Item 16.    Exhibits And Financial Statement Schedules.

        (a)    Exhibits.    The following is a complete list of Exhibits filed as part of this registration statement.

Exhibit No.		Document
4.1		Form of Shareholders Agreement by and among Liberty Media Corporation and the shareholders listed on Schedule A thereto (incorporated by reference to Exhibit C to the Proxy Statement on Schedule 14A of Liberty Media Corporation, as filed on December 9, 2016).

4.2		Specimen certificate for shares of the Company's Series C Liberty Formula One common stock, par value $.01 per share (incorporated by reference to Exhibit 4.7 to the Company's Amendment No. 1 to Form 8-A (File No. 001-35707), as filed on January 24, 2017).

5.1	*	Opinion of Baker Botts L.L.P. with respect to the validity of the shares of Series C Liberty Media common stock being registered.

23.1	*	Consent of KPMG LLP.

23.2	*	Consent of Baker Botts L.L.P. (included in Exhibit 5.1).

24.1	*	Power of Attorney (included on page II-5 of this Registration Statement).

*
Filed herewith

Item 17.    Undertakings.

        We hereby undertake:

          (a)(1)  to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  to include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii)  to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (iii)  to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

          (2)   that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (3)   to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

          (4)   that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (5)   insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue; and

          (6)   that, for the purpose of determining any liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to the offering, other than registration statements relying on Rule 430B of the Securities Act or other than prospectuses filed in reliance on Rule 430A of the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Englewood, state of Colorado, on January 24, 2017.

LIBERTY MEDIA CORPORATION
By:	/s/ CRAIG TROYER
	Name:	Craig Troyer
	Title:	Senior Vice President, Deputy General Counsel and Assistant Secretary

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard N. Baer, Esq. and Craig Troyer, Esq., and each of them, either of whom may act without the joinder of the other, his or her true and lawful attorneys-in-fact and agents with full power of substitution and re-substitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, to all intents and purposes and as fully as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons (which persons constitute a majority of the Board of Directors) in the capacities and on the dates indicated:

Signature	Title	Date

/s/ JOHN C. MALONE John C. Malone	Chairman of the Board and Director	January 24, 2017
/s/ GREGORY B. MAFFEI Gregory B. Maffei	Chief Executive Officer (Principal Executive Officer), President and Director	January 24, 2017
/s/ MARK D. CARLETON Mark D. Carleton	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 24, 2017

Signature	Title	Date

/s/ ROBERT R. BENNETT Robert R. Bennett	Director	January 24, 2017
/s/ BRIAN DEEVY Brian Deevy	Director	January 24, 2017
/s/ M. IAN G. GILCHRIST M. Ian G. Gilchrist	Director	January 24, 2017
/s/ EVAN D. MALONE Evan D. Malone	Director	January 24, 2017
/s/ DAVID E. RAPLEY David E. Rapley	Director	January 24, 2017
/s/ LARRY E. ROMRELL Larry E. Romrell	Director	January 24, 2017
/s/ ANDREA L. WONG Andrea L. Wong	Director	January 24, 2017

EXHIBIT INDEX

Exhibit No.		Document
4.1		Form of Shareholders Agreement by and among Liberty Media Corporation and the shareholders listed on Schedule A thereto (incorporated by reference to Exhibit C to the Proxy Statement on Schedule 14A of Liberty Media Corporation, as filed on December 9, 2016).

4.2		Specimen certificate for shares of the Company's Series C Liberty Formula One common stock, par value $.01 per share (incorporated by reference to Exhibit 4.7 to the Company's Amendment No. 1 to Form 8-A (File No. 001-35707), as filed on January 24, 2017).

5.1	*	Opinion of Baker Botts L.L.P. with respect to the validity of the shares of Series C Liberty Media common stock being registered.

23.1	*	Consent of KPMG LLP.

23.2	*	Consent of Baker Botts L.L.P. (included in Exhibit 5.1).

24.1	*	Power of Attorney (included on page II-5 of this Registration Statement).

*
Filed herewith